2006 Annual Review

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CHAIRMAN’S MESSAGE TO UNITHOLDERS

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PRESIDENT’S MESSAGE TO UNITHOLDERS

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MANAGEMENT’S DISCUSSION AND ANALYSIS

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CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

PAGE

CHAIRMAN’S MESSAGE TO UNITHOLDERS

1

PRESIDENT’S MESSAGE TO UNITHOLDERS

2

MANAGEMENT’S DISCUSSION AND ANALYSIS

3

INTRODUCTION

3

NON-GAAP FINANCIAL MEASURES

5

CONTROLS AND PROCEDURES

6

OVERVIEW

7

STRATEGY AND KEY PERFORMANCE INDICATORS

8

NATURE OF OPERATIONS

9

2006 COMPARED WITH 2005

14

CASH AVAILABLE FOR DISTRIBUTION

18

FOURTH QUARTER 2006

20

2005 COMPARED WITH 2004

21

SUMMARY OF QUARTERLY RESULTS

23

OUTLOOK

25

LIQUIDITY AND CAPITAL RESOURCES

26

OTHER INFORMATION

29

FINANCIAL AND OTHER INSTRUMENTS

34

RISKS AND UNCERTAINTIES

35

MANAGEMENT’S REPORT

38

INDEPENDENT AUDITOR’S REPORT

39

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

41

SUPPLEMENTARY UNITHOLDER INFORMATION

75

UNITHOLDER INFORMATION

76

UNITHOLDER TAX INFORMATION

77

GLOSSARY

78

5-YEAR SUMMARY

79

TRUST INFORMATION

80

FORWARD-LOOKING INFORMATION

This annual review contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, Fording Canadian Coal Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This annual review contains forward-looking information, included in, but not limited to, the sections titled Overview, Strategy and Key Performance Indicators, Nature of Operations, 2006 Compared with 2005, Outlook, Liquidity and Capital Resources, Outstanding Unit Data, Critical Accounting Estimates, Changes in Accounting Policies, Financial and Other Instruments, Risks and Uncertainties.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. For a further discussion of the assumptions, risks and uncertainties relating to the forward-looking statements contained in this annual review, please refer to the sections entitled Caution Regarding Forward-Looking Statements and Risks and Uncertainties.

CHAIRMAN’S MESSAGE TO UNITHOLDERS

Dear Unitholders:

The year 2006 reflected some of the volatility referred to in my message to you last year. The total return on our units was helped by effective management of variables over which we had some control and negatively impacted by factors over which we did not.

I am pleased to report that we completed our conversion to a royalty trust and in doing so brought the Trust within an exemption from the limit on foreign ownership that otherwise applies to income trusts. This was important since our foreign ownership level was approaching 50%. It is our view that removing this arbitrary ownership restriction on potential demand for our units is positive for their market price. We decided to sell our NYCO business and have entered into a non-binding agreement in principle to do so. NYCO contributes approximately 1% of our distributable cash and has been a difficult business for us to grow. Divestment will allow management to focus on the single business of supplying high-quality metallurgical coal to the international steel industry where the payoff for investors is expected to be much higher. We also recently instituted a distribution reinvestment program whereby unitholders may elect to receive trust units in lieu of cash payments. This provides investors an opportunity to acquire units at a slight discount to market price and the Trust with funds to meet some of its capital needs.

During 2006 our competitors increased the supply of lower-quality metallurgical coal. This served to lower the price of these coals which in turn reduced worldwide demand for the higher-quality coals that we produce, causing our customers to buy 6% less coal from us than in 2005. While our coal price held up year over year, the higher Canadian dollar reduced our received price in the last quarter and the outlook for 2007 is lower still. On October 31, 2006 the Minister of Finance announced the federal government’s plan to tax earned income at the Trust level beginning in 2011. Each of these events acted to reduce the market value of your Trust units.

Primarily because of these factors, the total return on Trust units for 2006 was a loss of about 30%, compared to a gain of 45% last year. This result comprises distributions for the year of $610 million ($4.15 per unit) and a 40% year-over-year decline in unit price (from $41.93 to $24.05). While these results are a reminder of the variability inherent in the metallurgical coal business, it is worth remembering that from inception through the end of 2006, Fording has distributed almost $12 per unit. This is more than the original price of the units when they commenced trading in 2003. And, its key investment asset Elk Valley Coal has approximately 25 years of proven reserves yet to produce and sell.

On behalf of the boards of trustees and directors, I would like to express sincere gratitude to Harry Schaefer, Bob Wright and Lloyd Barber for their service. Bob retired at the end of 2006 while Harry and Lloyd will be retiring from the boards at this year’s annual meeting. Each has played an instrumental role in making Fording into what I believe is a first-class investment in a first-class operating entity, Elk Valley Coal, the second largest metallurgical coal producer in the world. At the same time I am pleased to welcome three new board members: Ike Prillaman; Don Pether; and Warren Seyffert. These experienced business leaders bring a wealth of knowledge which will help the boards fulfill their roles in a responsible manner.

On January 1, 2007 Jim Popowich retired as President of the Trust. Jim has made a tremendous contribution to Fording over many years of dedicated service. We wish him every success and happiness in a well-deserved retirement. Boyd Payne has replaced Jim as President. I’m confident that Boyd will provide strong leadership to the Trust and Elk Valley Coal in taking your metallurgical coal business to yet a higher level of achievement.

Finally and most importantly I would like to thank the employees of Elk Valley Coal for another year of continuous improvement and would particularly like to recognize the employees of NYCO who did not let up while dealing with an uncertain future.

Respectfully submitted on behalf of the board,

MICHAEL GRANDIN
CHAIRMAN AND CEO
FORDING CANADIAN COAL TRUST

Chairman’s Message to Unitholders                                                                                                                 2006 Annual Review  •  1

PRESIDENT’S MESSAGE TO UNITHOLDERS

Dear Unitholders:

Let me begin by saying it is with great enthusiasm that I return after five years overseas, to assume the role of President of Fording Canadian Trust and the Elk Valley Coal Partnership. Prior to 2001, I led the marketing department for Fording Coal Limited, whose metallurgical coal operations were acquired by Elk Valley Coal in 2003. So it is truly rewarding to have the opportunity to lead this dynamic company and its team of knowledgeable, highly skilled and dedicated employees.

I am a believer in the high-quality hard coking coal business, plain and simple. It is a unique business – large in scale, global in reach. The global coking coal market is one of the few markets where there are no external references, and no forward-price curves. Annual coal prices are set by a series of individual negotiations between buyers and sellers. Our behaviour as a supplier can directly affect the prices received for our products, the value recognized by our customers, and ultimately recognized by you the owners of this business.

Our commitment to this business is around the clock. It begins every day with a commitment to provide safe working conditions for all of our employees, a commitment to operational excellence and sharing best practices, a commitment to meeting the needs of our customers now and for the long term, and finally a commitment to maximizing the value of our coal reserves. Each of these initiatives is interlinked and is essential to our continued success.

The world of coking coal is ever changing, full of challenges and yet abundant with opportunity. While current demand for Elk Valley Coal’s products remains strong, many of our customers continue to use increased levels of lower-quality, lower-priced coals in their blends. The substitution of these coals for mid-quality hard coking coal will continue as long as there is a financial incentive to do so. In this environment, we expect that steel mill requirements for the highest-quality coking coals will remain strong as it allows them to use additional quantities of lower-quality coal in their blends to reduce their overall costs. To respond to this changing environment, among other things, Elk Valley Coal is increasing its focus on producing consistently high-quality products to meet the needs of its customers. In this way, we expect to maximize the value for our products going forward.

Supply and demand forces will impact pricing for all coking coal products and fluctuations in short-term economics are sure to continue. Our focus remains on the long term, where we believe the outlook is favourable as blast furnace operations will continue to dominate the steel producing landscape for the foreseeable future, and hard coking coal will remain in demand. With our extensive reserve and resource base of high-quality hard coking coal we will position Elk Valley Coal for long-term success in our marketplace, and ultimately in our business.

A colleague of mine has characterised the current global commodities phenomena as a “saw-toothed boom”. Short-term fluctuations may impact our business and create cycles but the long-term fundamentals are excellent. I believe we have an exciting future ahead of us and look forward to sharing it with everyone involved, from the employees of Elk Valley Coal to the unitholders of the Trust.

Sincerely,

BOYD PAYNE
PRESIDENT
FORDING CANADIAN COAL TRUST

President’s Message to Unitholders                                                                                                                 2006 Annual Review  •  2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, Fording Canadian Coal Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled Overview, Strategy and Key Performance Indicators, Nature of Operations, 2006 Compared with 2005, Outlook, Liquidity and Capital Resources, Outstanding Unit Data, Critical Accounting Estimates, Changes in Accounting Policies, Financial and Other Instruments, Risks and Uncertainties.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. For a further discussion of the assumptions, risks and uncertainties relating to the forward-looking statements contained in this management’s discussion and analysis, please refer to the sections entitled Caution Regarding Forward-Looking Statements and Risks and Uncertainties.

INTRODUCTION

THE TRUST

This management’s discussion and analysis, dated March 1, 2007, is a year-over-year review of the activities, results of operations, liquidity and capital resources of the Fording Canadian Coal Trust (the Trust) and its subsidiaries on a consolidated basis. The Trust is an open-ended mutual fund trust governed by a declaration of trust and the laws of Alberta. It is one of the largest royalty trusts in Canada by market capitalization, and its units are publicly traded in Canada on the TSX (FDG.UN) and in the United States on the NYSE (FDG). The Trust is not a trust company and it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of NYCO and of Fording Limited Partnership (Fording LP), which holds a 60% interest in Elk Valley Coal. The Trust uses the cash it receives from these investments to make quarterly distributions to its unitholders.

The Trust was formed in connection with a plan of arrangement effective February 28, 2003 (the 2003 Arrangement). The Trust is a flow-through structure and all taxable income of the Trust is generally distributed to the unitholders without being taxed at the Trust level. The Trust does pay provincial mineral taxes and Crown royalties as well as foreign income taxes on its U.S. and Mexican subsidiaries. On October 31, 2006, the Federal Government of Canada announced changes to Canadian income tax

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  3

regulations (the October 31 Announcement) that are expected to result in the taxation of existing income and royalty trusts, other than real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.

Effective January 1, 2007, the Trust reorganized into a royalty trust largely in the manner approved by the unitholders at the 2005 Annual and Special Meeting. As a royalty trust, current provisions of the Canadian Income Tax Act do not limit the level of foreign ownership of the units of the Trust. The reorganization of the Trust into a royalty trust will not exempt the Trust from the effects of the October 31 Announcement.

The principal asset of the Trust is its 60% interest in Elk Valley Coal Partnership (Elk Valley Coal), which was created by the 2003 Arrangement and is accounted for as a joint venture by the Trust. Elk Valley Coal combined the metallurgical coal mining operations and assets formerly owned by Fording Inc. (being the public company existing prior to the 2003 Arrangement), Teck Cominco Limited and/or its affiliates (Teck Cominco) and the Luscar/CONSOL joint ventures. Elk Valley Coal produces and distributes metallurgical coal from six mines located in British Columbia and Alberta, Canada. The Trust also holds a 100% interest in NYCO, which mines and processes wollastonite and other industrial minerals at two operations in the United States and one operation in Mexico.

References to “we” and “our” in this management’s discussion and analysis are to the Trust and its subsidiaries. References to Elk Valley Coal are either to the Elk Valley Coal Partnership or to our Elk Valley Coal segment as the context requires. Our Elk Valley Coal segment includes our interest in the Elk Valley Coal Partnership and certain financial transactions of our subsidiaries that relate to the segment, such as foreign exchange forward contracts and mineral taxes.

Prior to August 24, 2005, the Trust held all of the shares and subordinated notes of its operating subsidiary company, Fording Inc. (the Corporation). Effective August 24, 2005, the Trust reorganized its structure by way of a plan of arrangement (the 2005 Arrangement) under which substantially all of the assets of the Corporation were transferred to a new entity, Fording LP, and the Trust. The 2005 Arrangement created a flow-through structure whereby the Trust directly and indirectly owns all of the partnership interests of Fording LP, which holds the partnership interests in Elk Valley Coal previously held by the Corporation.

At the time of the 2003 Arrangement, we had a 65% interest in Elk Valley Coal and Teck Cominco held the remaining 35%. The agreement governing Elk Valley Coal provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceeded certain target levels. The partners agreed that the synergy objectives were achieved and, as a result, our interest in Elk Valley Coal was reduced to 62% effective April 1, 2004, to 61% on April 1, 2005, and to 60% on April 1, 2006. We accounted for the estimated effect of the 5% reduction in our interest in Elk Valley Coal in our financial results in the second quarter of 2004, including an estimate of additional entitlements to be received until March 31, 2006. The additional distribution entitlements received since March 31, 2004 were included in cash available for distribution over the period ending March 31, 2006.

The information in this management’s discussion and analysis should be read together with the Consolidated Financial Statements, the notes thereto and other public disclosures of the Trust and its predecessor. Additional information relating to the Trust, including our annual information form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Trust’s website at www.fording.ca. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. These principles conform in all material respects with GAAP in the United States, except as disclosed in note 18 to the Consolidated Financial Statements.

We report our financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Management's Discussion and Analysis                                                                                                                2006 Annual Review  •  4

ELK VALLEY COAL PARTNERSHIP

Elk Valley Coal is a general partnership between Fording LP and Teck Cominco. Our Consolidated Financial Statements reflect our proportionate interest in Elk Valley Coal.

Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. We are dependent upon Teck Cominco as managing partner of Elk Valley Coal and there is some risk to us should any conflict arise between the Trust, Elk Valley Coal and Teck Cominco. Should Teck Cominco not fulfill its obligations under the agreement governing Elk Valley Coal or fail to manage the business and affairs of Elk Valley Coal in a prudent manner, or should conflicts of interest arise, there could be adverse effects on the amount of cash available for distribution to unitholders.

Elk Valley Coal is the second-largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal used primarily for making coke by integrated steel mills, which account for approximately two-thirds of worldwide steel production. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States, and the comparatively low cost of seaborne transportation.

Elk Valley Coal has an interest in six mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned. The Greenhills operation is a joint venture in which Elk Valley Coal has an 80% interest. Effective August 1, 2005, the Elkview operation was contributed to the Elkview Mine Limited Partnership in which Elk Valley Coal holds, directly and indirectly, a 95% general partnership interest.

The Fording River, Coal Mountain, Line Creek, Elkview and Greenhills operations are located in the Elk Valley region of southeast British Columbia. The Cardinal River operation is located in west-central Alberta.

Elk Valley Coal also owns numerous coal resources in British Columbia as well as a 46% interest in Neptune Bulk Terminals (Canada) Ltd., a coal loading facility located in North Vancouver, British Columbia.

Elk Valley Coal accounted for 97% of the Trust’s revenues in 2006, 98% of revenues in 2005 and 96% in 2004.

NYCO

NYCO consists of our subsidiaries that operate wollastonite mining operations in New York State and Mexico, and a tripoli mining operation in Missouri. NYCO is a leading producer of wollastonite.

Wollastonite is an industrial mineral that is primarily used in the manufacture of automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli is an industrial mineral that is used primarily in buffing and polishing applications.

NYCO accounted for 3% of the Trust’s revenues in 2006, 2% of revenues in 2005 and 4% in 2004.

Subsequent to year-end, we reached a non-binding agreement in principle for the sale of NYCO. Proceeds are expected to be $40 million (US$35 million), subject to certain adjustments, including an adjustment for changes in working capital through the closing date.

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  5

NON-GAAP FINANCIAL MEASURES

This management’s discussion and analysis refers to certain financial measures, such as distributable cash, cash available for distribution, sustaining capital expenditures, and income before unusual items and future income taxes, that are not measures recognized under GAAP in Canada or the United States, and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other issuers and, accordingly, may not be comparable to such measures as reported by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position, and provide further information about the ability of the Trust to earn and distribute cash to unitholders.

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with our distribution policy.

Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels. The determination of what constitutes sustaining capital expenditures requires the judgment of management.

Income before unusual items and future income taxes is a non-GAAP measure of earnings. It adds back to net income determined in accordance with GAAP the impact of future taxes, which are non-cash, and unusual items that are significant and not expected to be recurring.

CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Work continued over the past year to improve and document our internal controls, and to test the effective operation of individual key controls.

As an inter-listed trust, we are subject to the laws, rules and requirements of both Canada and the United States and the TSX and NYSE, including the requirement that we evaluate the effectiveness of our internal control over financial reporting. Management, with the participation of our president and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set out in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2006 based on the criteria set out in Internal Control — Integrated Framework issued by COSO. PricewaterhouseCoopers LLP, our independent auditors, has audited management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006. PricewaterhouseCoopers LLP has issued an attestation report on management’s assessment of the effectiveness of our internal control over financial reporting, which is included in their audit report on our Consolidated Financial Statements.

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  6

OVERVIEW

HIGHLIGHTS

(millions of dollars, except per unit amounts)	2006	2005	2004
Revenues	$ 1,845.3	$ 1,874.8	$ 1,167.2
Income from operations	684.4	776.9	170.1
Net income	497.9	834.2	150.1
Add (deduct):
Write-down of NYCO	52.5	-	-
Change in accounting policy for raw coal	31.7	-	-
Future income tax expense (reversal)	2.6	(97.2)	(31.3)
(Gain) loss from reduction of interest in Elk Valley Coal	-	(5.4)	37.5
Income from change in inventory valuation	-	-	(10.8)
Gain on issuance of partnership interest	-	(27.2)	-
Net income before unusual items and future income taxes	$ 584.7	$ 704.4	$ 145.5
Cash available for distribution	617.8	721.6	182.2
Distributions declared	610.2	700.6	213.5
Basic and diluted earnings per unit:
Net income	$ 3.39	$ 5.67	$ 1.03
Net income before unusual items and future income taxes	3.98	4.79	1.00
Cash available for distribution per unit	4.20	4.91	1.25
Distributions declared per unit	4.15	4.76	1.47
Total assets	1,073.8	1,182.6	968.2
Total long-term debt	312.5	215.2	205.2
Coal sales-Trust’s share (millions of tonnes)	13.6	14.5	15.3
Wollastonite sales (thousands of tonnes)	101	90	82

Elk Valley Coal’s hard coking coal prices decreased 12% to US$107 per tonne for the 2006 coal year, which runs from April 1, 2006 to March 31, 2007. As negotiations concluded for the 2006 coal year, demand had softened compared with the prior year as some integrated steel mills substituted lower-quality coals for hard coking coal and contracts were terminated with many customers in China. At the same time, the available supply of coal was relatively strong. Calendar-year prices in 2006 increased 14% to US$113 per tonne despite the drop in 2006 coal-year prices due to significantly lower prices during the first half of 2005. Our coal sales volumes decreased 6% to 13.6 million tonnes in 2006 largely due to the substitution of lower-priced, lower-quality coals and an increase of supply of hard coking coal from our competitors in Canada and Australia.

Revenues declined 2% compared with 2005. The effects in 2006 of lower coal sales volume and a stronger Canadian versus U.S. dollar were largely offset by the increase in calendar year prices. Lower revenues and higher per unit cost of coal sold and transportation costs contributed to lower net income and distributions declared in 2006. Net income was $498 million in 2006, down 40% from 2005. Net income before unusual items and future income taxes decreased 17% to $585 million. Distributions declared in 2006 decreased 13% to $610 million compared with $701 million in the prior year.

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  7

Our total assets decreased by $109 million to $1.1 billion at the end of 2006, due partly to the pre-tax write-down of the capital assets of NYCO of $53 million. Changes in the other individual asset and liability categories were not substantial and were consistent with the results of operations for 2006.

TRUST REORGANIZATION

At the 2005 Annual and Special Meeting, unitholders approved a two-step reorganization of the Trust and its subsidiaries. The first step (the 2005 Arrangement) was completed on August 24, 2005 and effectively resulted in distributions received from Elk Valley Coal being taxed at the unitholder level. The second step, which would reorganize the Trust into a royalty trust, was not completed and unitholders approved a modified royalty reorganization structure (the 2006 Arrangement) at the Annual and Special Meeting on May 2, 2006.

As a result of the October 31 Announcement by the Federal Government of Canada, the Trustees decided not to proceed with the 2006 Arrangement as it would have resulted in the new royalty trust being subject to the new tax on distributions beginning in 2007. Instead, the Trustees determined that it was in the best interests of unitholders to reorganize the Trust into a royalty trust largely in the manner approved by unitholders at the 2005 Annual and Special Meeting. The reorganization was completed effective January 1, 2007 following receipt of a favourable advance tax ruling from the Canada Revenue Agency. As a royalty trust, the Trust qualifies for an exemption from a provision of the Income Tax Act (Canada) that limits the level of foreign ownership of units of income trusts. The reorganization into a royalty trust did not change the distribution policy of the Trust or affect the amount of cash available for distribution to unitholders.

STRATEGY AND KEY PERFORMANCE INDICATORS

CREATING VALUE

Our goal is to use our investments in long-lived assets, which have a history of strong performance, to provide for distributions to our unitholders over the long term. Cash available for distribution is generated primarily from our investment in Elk Valley Coal. Accordingly, cash available for distribution will be significantly affected by Elk Valley Coal’s success in maintaining market value for its high-quality coking coal products, maintaining solid, long-term customer relationships, and efficiently managing its operations in order to control costs and to create and capture market opportunities. To implement this, Elk Valley Coal’s focus is on safe operations, maximizing product quality, carefully managing market risk, utilizing existing assets efficiently, controlling costs, maintaining a strong balance sheet, and employing capital discipline. It is anticipated that NYCO, which has been a minor segment of the Trust’s investments, will be sold in early 2007.

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  8

Strategic priorities of Elk Valley Coal include:

▪

Maintaining a strong focus on employee health and safety;

▪

Maintaining a culture that promotes integrity;

▪

Optimizing the value of our reserves;

▪

Providing consistent, high-quality products to our customers;

▪

Building and strengthening relationships with new and existing customers;

▪

Controlling costs through efficient management of operations and transportation;

▪

Maintaining adequate reserves to remain a reliable, long-term supplier of high-quality hard coking coal to the marketplace;

▪

Being a responsible stakeholder in the communities in which we operate, and;

▪

Managing environmental practices to minimize long-term ecological impacts and meet regulatory and public responsibilities.

KEY PERFORMANCE INDICATORS

Key performance indicators relate to those things that Elk Valley Coal can directly affect to provide long-term value. Key measurements are safety performance, quality control, unit cost of product sold and transportation costs. Other measures include material and clean coal productivities, plant yield and strip ratios. Monitoring and assessing accident and incident frequency and severity provide opportunities to focus efforts and improve safety performance. Quality measures focus on the delivery of coal within established product specifications on a consistent basis. Mining improvements are measured by productivity gains in the mines and plants and the ability to increase production at opportune times. Sound environmental performance is demonstrated by controlling the impact of activities on the environment through work practices and complying with applicable laws and regulations. These key performance indicators are continuously reviewed and monitored.

Being recognized as a valued supplier to customers, and strengthening relationships with employees, communities and other stakeholders, are important aspects of the business for Elk Valley Coal. The focus on employee training and retention to sustain a solid base of human resources and continuously improve operations in the context of effective long-term mine plans is also important to the efficient development of resources and, ultimately, our ability to make cash distributions to unitholders.

NATURE OF OPERATIONS

The financial results and financial position of the Trust include our indirect 60% interest in Elk Valley Coal and our 100% interest in NYCO. Our interest in Elk Valley Coal continues to account for the majority of our assets, liabilities, revenues, income from operations and net income. Elk Valley Coal accounted for 97% of revenues in 2006, 98% of revenues in 2005 and 96% in 2004.

ELK VALLEY COAL

The Steel and Metallurgical Coal Industries

Integrated steel mills account for approximately two-thirds of worldwide steel production. These mills depend on metallurgical coal as an integral raw material input for making steel. The three main categories of metallurgical coal are separated by reference to their chemical and physical properties. These differences, in turn, result in differentiation in pricing, which was quite significant over the last few years.

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  9

Hard coking coals form high-strength coke, semi-soft coking coals produce coke of lesser quality, and pulverized coal for injection is used for its heat value and is not typically a coking coal. Semi-soft and pulverized coals normally have lower sales values compared with hard coking coal due to marked differences in quality and broader availability.

There has been little discrimination in pricing for varying qualities of coking coals within the hard coking coal category in recent years, largely because of a perceived shortness of supply. Currently, the highest quality hard coking coals continue to be in short supply; however, hard coking coals of lesser quality are in sufficient supply given current demands of the steel industry. As a result, recent trends in coal marketing and purchasing are leading to a pricing of hard coking coals into quality groupings, and prices will vary between these groups. The highest quality hard coking coals are relatively scarce and, accordingly, command the best prices. Much of the new production coming into the market from competitors in Australia is mid- to low-quality hard coking coal, and will likely put downward pressure on the prices of these coals in the absence of any increase in demand for hard coking coals in general.

The demand for hard coking coals is closely correlated with the steel production of integrated steel mills. However, other factors can influence demand. The substantially lower pricing for semi-soft and pulverized coals encourages integrated steel mills to use these coals to the extent their processes allow in substitution for hard coking coal in an attempt to reduce the total cost of steel production. This substitution tends to have technical limits. Use of semi-soft coals reduces the productivity of coke ovens and blast furnaces. Increased use of pulverized coals reduces overall coking coal requirements but, in turn, necessitates the use of higher-quality hard coking coals. Therefore, substitution can increase when the steel mills operate at lower rates of productivity and when the price differential between hard coking and other coals widens. There is also an impact on hard coking coal demand when steel mills purchase supplies of finished coke.

Approximately two-thirds of the hard coking coal needs of integrated steel mills and other producers of coke are met by domestic production or by production delivered overland. The remaining needs are satisfied by importing hard coking coal from overseas sources, or through seaborne trade.

Competitive Position

Elk Valley Coal is the second-largest supplier of seaborne hard coking coal in the world, with approximately 15% of the global seaborne market in 2006. The other main producing regions of seaborne hard coking coal are Australia and the United States. Principal competitors to Elk Valley Coal are centered in Australia and include the BHP Billiton/Mitsubishi Alliance, which has approximately 33% of the global market, and Anglo American Plc./Mitsui & Co. Ltd. and Xstrata Plc., which have, respectively, about 8% and 6% of the global market. New sources of supply of hard coking coal are coming into the market over the next few years. While these new sources are not expected to produce the highest quality hard coking coal, the supply will compete directly with some of Elk Valley Coal’s products.

Nearly all of Elk Valley Coal’s production is hard coking coal, including a high proportion of high-quality hard coking coal products and a range of other qualities. Generally, these coal products are comparable in quality with those of Elk Valley Coal’s competitors and perform well when blended by customers with other coals. Historically, approximately 5% of Elk Valley Coal’s production was sold as thermal coal to industrial users or as pulverized coals to steel mills. The varying chemical and physical properties of its coal products, their relative supply and demand balance in the market, and any differences in ocean freight costs into various markets can result in some differentiation of pricing for its hard coking coal products.

In response to trends toward increased stratification of hard coking coal qualities and, therefore, prices, Elk Valley Coal will produce products to preserve the value of its highest quality coals. This will likely lead to the development of a range of product offerings of varying levels of quality, which is a process that will

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  10

take several years to mature. It will also necessitate new product branding efforts, and will result in wider price differences between Elk Valley Coal products. Sales volumes in the near term are expected to approximate 2006 sales levels. Future sales levels will largely depend on market acceptance of the coals and the cost competitiveness of Elk Valley Coal.

On the whole, the cost of production for Elk Valley Coal is competitive with that of the average Australian producer. However, that competitive position can depend on a number of factors, including the type of operations of a particular competitor and foreign currency exchange rates. Elk Valley Coal operates in mountainous terrain whereas Australian metallurgical coal production is generally from open-pit mines in non-mountainous terrain using dragline and truck and shovel methods, or from underground operations. Metallurgical coal production in the United States is generally from underground operations in eastern states.

Transportation costs, including rail and port services, are significant to Elk Valley Coal and generally determine its competitiveness. In recent years, the cost of these services has risen dramatically because of higher contractual rates for rail services and higher coal prices, which have some impact on port service rates. Rail costs are also high because the majority of coal is shipped to west coast ports that are over 1,100 kilometres from the mines using single service providers for which there are currently no cost-effective alternatives. Distances to customers in eastern North America are even greater, though these costs are usually reflected in the sales price charged to these customers. Australian producers generally have a marked cost advantage over Elk Valley Coal because their mining operations are located closer to tidewater.

The combined cost of product sold and transportation have generally resulted in Elk Valley Coal being compared favourably with competitors in the United States, but being compared less favourably to competitors in Australia.

Operating the Business

Selling coal

Two of Elk Valley Coal’s strategies over time have been to diversify its customer base and to focus on expanding sales to world-class steel mills. It currently sells coal into most of the steel-producing regions of the world serviced by seaborne coking coal, and continues efforts to broaden its customer base. Diversification has helped to reduce the risk of dependence on any one customer or region by increasing the number of customers served and accessing new markets for coal.

Elk Valley Coal sales by region (%)	2006	2005	2004
Asia	45	45	45
Europe	35	34	32
North America	11	13	15
South America	9	8	8

Elk Valley Coal currently sells the majority of its coal pursuant to evergreen contracts or long-term supply agreements. Evergreen contracts allow for pricing of specified volumes of coal to be set annually and require one or two year’s notice of termination by either party. Long-term supply agreements provide for the purchase of specified volumes of coal each year for a specified number of years, but allow prices to be set annually. Historically, less than 10% of Elk Valley Coal’s sales have been based on spot market prices, which is typical for the seaborne hard coking coal market. Coal is generally priced, particularly in Asia and Europe, on an annual basis for the 12-month period that starts April 1, referred to as the coal year.

Management's Discussion and Analysis                                                                                                                2006 Annual Review  •  11

Evergreen contracts and long-term supply agreements have traditionally been entered into to reduce some of the risk associated with sales and production volumes by providing more certainty and stability of sales volumes from year to year. However, within the calendar year, the timing of coal sales is largely dependent on customers as they determine when vessels are nominated to receive shipments, and it is not unusual for some sales volumes from one coal year be carried over into the next coal year. Recently, the amount of this carry over has increased as some customers have not taken their contracted volumes in favour of lower cost, lesser value coals and, therefore, undermined the benefits of the multi-year contracts to Elk Valley Coal. Going forward, Elk Valley Coal intends to negotiate contract volumes that are more consistent with each customer’s underlying buying patterns.

The usual terms of sale of seaborne coking coal result in customers taking title to coal once it is loaded onto vessels at the port. Elk Valley Coal’s customers typically arrange and pay for ocean freight and off-loading from vessels at the destination port. In some cases, Elk Valley Coal pays these costs, selling the coal on terms such that title to the coal transfers at the shipping destination. Higher sales prices are negotiated for these sales to cover the ocean freight rates, and the costs of ocean freight are reflected in transportation costs.

Transporting coal

Elk Valley Coal typically transports approximately 90% of its coal shipments by rail to west-coast ports in British Columbia utilizing two rail service providers. Canadian Pacific Railway Limited provides services to the five operations in the Elk Valley region in southeast British Columbia and Canadian National Railway Company provides services to the Cardinal River operation in west-central Alberta. There are currently no cost-effective alternatives to these providers for the volume of coal produced by these mines. Elk Valley Coal has a five-year agreement with Canadian Pacific for the westbound movement of its coal, which expires at the end of March 2009. The agreement provided for fixed rates during the first three years. In the remaining two years, the rates consist of three components; a base rate, a premium if coal prices exceed certain thresholds, and a premium or discount based on the West Texas Intermediate price of crude oil. The three-year contract with Canadian National expires at the end of December 2007 and provides for a minimum, or base, charge adjusted every six months based on average coal prices realized by the operation for the preceding six-month period.

Westshore Terminals in Vancouver handles most of the shipments loaded onto vessels on the west coast. Neptune Terminals in North Vancouver, which is 46% owned by Elk Valley Coal, loads the balance. There are currently no cost-effective alternatives to these port facilities. A number of agreements are in place with Westshore Terminals, which expire at the end of March 2007 for the Line Creek operation, March 2010 for the Elkview operation, and March 2012 for the Fording River, Greenhills and Coal Mountain operations. The loading rates under the terms of the Westshore Terminals contracts are partially linked to the Canadian dollar price Elk Valley Coal receives for coal. Loading rates for the handling of coal and other products at Neptune Terminals are based on the actual costs allocated to the handling of each product.

Charges for demurrage by vessel owners for waiting times are sometimes incurred if there are loading problems or scheduling issues at the port, or if there is a shortage of coal at the port because of, for example, poor weather conditions that hamper mining operations or the transportation of coal.

Approximately 10% of coal shipments are eastbound and delivered to North American customers by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario. Canadian Pacific handles this transportation and rates are negotiated annually on a calendar-year basis.

Management's Discussion and Analysis                                                                                                                2006 Annual Review  •  12

Mining coal

Elk Valley Coal employs conventional open-pit mining techniques using large haulage trucks and electric or hydraulic shovels. Overburden rock is drilled and blasted with explosives then loaded onto trucks by shovels and hauled outside of the mining area. Once the overburden is removed, the raw coal is typically recovered from the seam by bulldozers and is loaded onto haul trucks by front-end loaders and shovels for transport to the coal preparation plants. These plants employ breakers, which size the raw coal and remove large rocks, wash the raw coal of ash and impurities using conventional techniques, and then dry the clean coal using dryers that utilize coal or natural gas.

Movement of rock overburden constitutes a significant portion of the unit cost of product sold because considerably more rock overburden must be blasted and moved outside of the active mining area compared with the volume of coal recovered from the underlying seams. Certain key variables are carefully managed with a view to the long-term economic viability of the coal reserve.

▪

The strip ratio is the average volume of rock that must be moved for each tonne of clean coal produced, and can vary from period to period around a long-term trend. A lower strip ratio normally reduces the unit cost of product sold.

▪

The haul distance is the distance the trucks, on average, have to travel to move the overburden. The haul distance impacts fleet size, productivity in the mine, and the cost of mining inputs such as labour, tires and fuel. Shorter haul distances normally result in lower cost of product sold.

▪

Total material productivity is a measure of efficiency, stated in the volume of rock and coal moved per eight-hour work shift. Higher productivity, which depends on such things as mine design, employee levels, size of the mining fleet, haul distance and equipment availability and capacity, normally reduces the unit cost of product sold.

Changing technology and the use of larger equipment may reduce mining costs and increase productivity, which could make higher strip ratios or longer haul distances economic and increase recoverable coal. The outlook for hard coking coal prices will also determine which strip ratios and haul distances are economic. Mining costs are also impacted by the cost of various inputs such as labour, maintenance, fuel and other consumables.

The physical mining capacity of Elk Valley Coal is approximately 26 million tonnes per year, of which our share is 60%. This capacity figure is based on current long-range mine plans, which reflect expectations for a number of physical considerations such as strip ratios, haul distances, and the size of the mining fleet. Changes to mine plans, for example, to respond to market factors or geological issues, can affect physical capacity.

Effective capacity can vary and is influenced by product requirements and other factors such as labour unrest, rail and port performance, and parts supply. For example, a lack of readily available haul truck tires could restrict effective production capacity in 2007 to approximately 25 million tonnes. Recent price escalation in the hard coking coal market has resulted in product quality having a much larger influence on coal prices than in previous years. The emphasis on producing products of consistent quality for the highest-value hard coking coals will involve additional operational and quality control efforts, which could restrict overall production capacity, at least in the near term. Actual production will depend on sales volumes, and future capacity will be managed according to marketing results.

Management's Discussion and Analysis                                                                                                                2006 Annual Review  •  13

Coal preparation plant processing includes the washing and drying of coal for sale. Washing coal removes impurities such as rock and ash. Drying the coal after washing reduces the moisture level of the coal in order to meet customers’ specifications. Certain key variables related to processing coal are also carefully managed with a long-term view to mine operations.

▪

The percentage of clean product recovered compared with the amount of raw coal processed is referred to as yield. The yield achieved is a function of the physical characteristics of raw coal being processed and the amount of ash and impurities in the raw coal. In the cleaning process, ash in the raw coal is removed to acceptable levels for the production of coke for the steel-making process. Generally, a higher yield lowers the unit cost of product sold.

▪

Clean coal productivity is a measure of the overall efficiency of the coal preparation plant and minesite operations. It is stated as the amount of clean coal produced per eight-hour work shift. In addition to factors that affect productivity in the mining operations, productivity for coal preparation plants is dependent upon plant design and site employee levels.

Mining and plant equipment and other infrastructure must be maintained. Scheduled shutdowns of operations, which are typically built into our production plans, may be taken at various times throughout the year to provide for employee vacations and allow for maintenance activities. Generally, scheduled shutdowns occur in July and August, which can impact production volumes and unit costs for the third quarter.

2006 COMPARED WITH 2005

Results of Operations

Volumes and prices	2006	2005	2004
Coal production (millions of tonnes)	13.1	15.4	15.2
Coal sales (millions of tonnes)	13.6	14.5	15.3
Average US$ coal prices (per tonne)	$ 113.10	$ 99.30	$ 52.20
Average CDN$ coal prices (per tonne)[1]	$ 132.50	$ 126.40	$ 73.10
Operating results (millions of dollars)
Revenues	$ 1,798.2	$ 1,829.9	$ 1,118.1
Cost of product sold	532.3	469.2	428.2
Transportation	500.3	510.2	442.2
Selling, general and administration	23.4	17.2	20.3
Depreciation and depletion	49.2	47.5	53.0
Income from operations	$ 693.0	$ 785.8	$ 174.4
[1] Includes the effects of our foreign currency forward contracts

Revenues

A large number of producers, excess capacity and low prices characterized the market for hard coking coal for almost two decades prior to 2003. Over time, slow but steady growth in the demand for seaborne hard coking coal absorbed much of the production capacity and, with few new mines coming into production and some closing, supply and demand began to tighten in 2003.

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  14

Demand for hard coking coal strengthened in 2004 with the continued growth in global steel production, driven largely by the high production rates of integrated steel mills in Europe and Japan. In addition, the small but increasing volume of net imports of seaborne hard coking coal by steel mills in China also influenced demand. At the same time, production and delivery issues at some mines in Australia, the United States and Canada were contributing to declining hard coking coal inventories. As a result, integrated steel mills and coke producers around the world were negotiating for significant coal purchases at the same time that supplies were tightening. Accordingly, hard coking coal prices reached historically high levels. Elk Valley Coal’s hard coking coal prices for the 2005 coal year more than doubled to approximately US$122 per tonne from US$53 per tonne in the previous coal year. On a calendar-year basis, Elk Valley Coal’s prices nearly doubled to US$99 per tonne in 2005 from US$52 per tonne in 2004.

Negotiations for the 2006 coal year were conducted under different circumstances. In late 2005, some integrated steel mills slowed deliveries of hard coking coal and substituted coals of lesser quality in response to a widening price gap between hard coking coal and semi soft coking coals. Some mills were also responding to high raw materials inventories and a slow down in steel production. At the same time, many integrated steel mills in China did not fulfill their contracts negotiated with Elk Valley Coal and other producers, and there was a high availability of coal from producers around the world, including some incremental coal supply. As a result, hard coking coal prices came off historically high levels. Elk Valley Coal’s hard coking coal prices for the 2006 coal year declined 12% to approximately US$107 per tonne. On a calendar-year basis, Elk Valley Coal’s prices increased 14% to US$113 per tonne in 2006 despite lower coal-year prices as a result of sharply lower 2004 coal-year prices in early 2005.

Coal sales revenues of $1.8 billion in 2006 declined approximately 2% from the prior year. The effect of lower sales volumes and a stronger Canadian dollar was partially offset by higher average calendar-year coal sales prices. Elk Valley Coal’s U.S. dollar price of coal on a calendar-year basis increased 14% over 2005. Prices in Canadian dollar terms increased 5% and reflected the stronger Canadian dollar during the year. Some of the impact of the stronger Canadian dollar was offset by gains on the settlement of foreign currency forward contracts of $59 million. The current outstanding foreign exchange forward contracts for the year 2007, which are in an unrealized loss position of $5 million as of December 31, 2006, cover a small proportion of expected U.S. dollar revenues and are described in note 10 to the Consolidated Financial Statements.

Coal sales volumes declined about 6% to 13.6 million tonnes from 14.5 million tonnes in 2005. Factors that depressed sales volumes in 2006 included increased substitution of lower-priced, lower-quality coking coals by some integrated steel mills to reduce consumption of hard coking coal, an increased supply of hard coking coal by producers in Australia and Canada, and the reduction of sales to China as that country is a limited importer of seaborne hard coking coals at current market prices.

Cost of Product Sold

	2006	2005	2004
Coal sales (millions of tonnes)	13.6	14.5	15.3
Coal production (millions of tonnes)	13.1	15.4	15.2
Cost of product sold (millions of dollars)	$ 532.3	$ 469.2	$ 428.2
Cost of product sold (per tonne)	$ 39.20	$ 32.40	$ 28.00

Cost of product sold includes expenses to move overburden and extract, clean and dry coal. It also includes other expenses such as engineering, exploration and the administration of the minesite. It excludes transportation costs, selling, general and administration costs such as the costs of marketing products, commissions on sales and certain head office costs not related to the production of coal.

Management's Discussion and Analysis                                                                                                               2006 Annual Review  •  15

Operating statistics	2006	2005	2004
Total material moved (millions of bank cubic metres)	136.8	154.2	144.2
Strip ratio (bank cubic metres per tonne of clean coal produced)	9.0	8.5	8.0
Haul distance (kilometres per haul)	3.1	2.8	2.7
Total material productivity (bank cubic metres per 8-hour work shift)	330.9	360.1	384.8
Coal production, net (millions of tonnes)	13.1	15.4	15.2
Plant yield (percent)	64	65	67
Clean coal productivity (tonnes of clean coal produced per 8-hour work shift)	32.8	37.4	42.6

Cost of product sold increased $63 million, or 13%, over 2005 levels, despite lower sales volumes. The unit cost of product sold increased 21% or $6.80 per tonne. Rising costs for many mining inputs provided upward pressure to cost of product sold in 2006. Labour costs increased because of the settlements of long-term union labour agreements, which included one-time costs and signing bonuses, at a number of mines during the year in a highly competitive labour environment. High activity levels in the mining industry worldwide had an impact on costs. Consumables, such as tires, fuel, repairs and services, increased for a number of reasons outside of our control including shortages, higher crude prices and higher inflation. Production levels in 2006 were 15% lower compared with 2005 in order to manage inventory levels in response to lower sales. Lower production increased the fixed costs per tonne of coal produced and sold, and adversely affected the efficiency of mining operations. Also contributing to increased costs were higher strip ratios and longer haul distances. Strip ratios increased overall as a result of normal variations of geology and, to a lesser extent, yield at the mines.

Total material and clean coal productivities decreased by 8% and 12% in 2006, respectively. This largely reflects lower production levels, as well as higher strip ratios and slightly lower plant yield.

Transportation Costs

	2006	2005	2004
Coal sales (millions of tonnes)	13.6	14.5	15.3
Transportation (millions of dollars)	$ 500.3	$ 510.2	$ 442.2
Transportation (per tonne)	$ 36.90	$ 35.30	$ 28.90

Transportation costs are primarily made up of the cost of rail service to move coal to ports and to customers, and port charges for handling, storage and loading of coal onto vessels. Other costs include ocean freight that is the responsibility of Elk Valley Coal, coal testing fees and demurrage charges for vessel waiting times.

Transportation and other costs were down $10 million, or 2%, in 2006. The impact of lower sales volumes was largely offset by higher rail and port rates. Rail rates increased in 2006, particularly for westbound shipments from the mines in the Elk Valley. In April 2005, Elk Valley Coal and Canadian Pacific reached a five-year agreement for westbound rail rates and volumes effective April 1, 2004 to March 31, 2009 for transportation of coal from the Elk Valley mines to west-coast ports. The contract provides more certainty with regard to rail costs and the provider’s ability to ship increased volumes in the future. Rail rates were fixed each year at various rates until the end of the 2006 coal year. The 2007 and 2008 coal-year rates have three components: a base rate, a premium if coal prices exceed certain levels, and a premium or discount based on the price of West Texas Intermediate crude oil. Under currently anticipated coal and West Texas Intermediate price scenarios, westbound rail rates will be less than the 2006 coal-year rates. Port rates increased over 2005 levels primarily due to higher coal prices, which influence loading rates charged by Westshore Terminals.

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  16

NYCO

Volumes and prices	2006	2005	2004
Sales (thousands of tonnes)	101	90	82
Average sales prices (US$/tonne)	$ 387	$ 388	$ 425
Average sales prices (CDN$/tonne)	438	470	559
Operating results (millions of dollars)
Revenues	$ 47.1	$ 44.9	$ 49.1
Cost of product sold	29.1	28.2	26.2
Transportation	8.7	7.3	7.0
Selling, general and administration	4.1	4.3	5.2
Depreciation and depletion	3.7	4.4	5.0
Income from operations	$ 1.5	$ 0.7	$ 5.7

NYCO consists of our subsidiaries that own and operate open-pit wollastonite mining operations in New York State and Mexico, and a tripoli mining operation in Missouri. NYCO is a leading producer of wollastonite, a specialized industrial mineral used in numerous applications including automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli, also mined by open-pit methods and processed for sale, is primarily used in buffing and polishing applications. Revenues from NYCO accounted for 3% of the Trust’s revenues in 2006, 2% of revenues in 2005 and 4% in 2004.

Income from NYCO increased approximately $1 million from 2005 primarily due to higher sales volumes and a slightly lower unit cost of product sold, offset by the impact of a higher Canadian dollar. NYCO continues to focus on identifying new products and applications in order to maximize the value of these operations.

In February 2007, we reached a non-binding agreement in principle for the sale of NYCO. Proceeds are expected to be $40 million (US$35 million), subject to certain adjustments, including an adjustment for changes in working capital through the closing date. Our assessment of strategic alternatives for NYCO culminating in this agreement in principle provided evidence that the fair value of the NYCO business was less than its net book value as at December 31, 2006 and, accordingly, a $46 million after-tax write-down of NYCO’s book value was recorded. The write-down reduced the carrying value of NYCO’s capital assets by $53 million, which was partially offset by a reversal of future income taxes for NYCO of $7 million. We will account for NYCO as a discontinued operation beginning in the first quarter of 2007. The amount of cash available for distribution arising from the sale of NYCO will depend on any final working capital adjustments and taxes arising from the transaction.

OTHER INCOME AND EXPENSES

(millions of dollars)	2006	2005	2004
Interest expense	$ (18.7)	$ (11.3)	$ (12.8)
Other items, net	(89.4)	34.7	(20.2)
Other income (expenses)	$ (108.1)	$ 23.4	$ (33.0)

Interest expense increased primarily because of higher debt levels. Long-term debt increased approximately $100 million during the year in order to refinance capital additions in 2004 and 2005 initially funded in part by working capital.

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  17

Other items include interest income, foreign exchange gains and losses, income attributed to non-controlling interests and other miscellaneous gains and losses. Other items in 2006 include a $32 million charge to earnings to reflect new accounting rules for in-process inventory as well as the $53 million pre-tax write-down of the capital assets of NYCO. In 2005, other items include a $27 million gain on the sale of limited partnership interests in the Elkview operations to two of Elk Valley Coal’s customers.

INCOME TAXES

(millions of dollars)	2006	2005	2004
Current income tax expense:
Provincial mineral taxes and Crown royalties	$ 75.5	$ 58.7	$ 11.7
Foreign income taxes	0.6	0.7	4.0
Canadian corporate income taxes	(0.3)	3.9	2.6
	75.8	63.3	18.3
Future income tax expense (reversal):
Provincial mineral taxes and Crown royalties	$ 9.2	$ 31.3	$ 1.8
Foreign income taxes	(6.6)	(0.2)	(1.7)
Canadian corporate income taxes	-	(128.3)	(31.4)
	2.6	(97.2)	(31.3)
Total income tax expense (reversal)	$ 78.4	$ (33.9)	$ (13.0)

Income tax expense consists primarily of British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal. Five of Elk Valley Coal’s six mines operate in British Columbia and are subject to British Columbia mineral taxes. Mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. The minimum tax of 2% applies to operating cash flows as defined by regulations. The maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions. Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 13% and apply to Elk Valley Coal’s Cardinal River operations.

Mineral taxes were $85 million in 2006 compared with $90 million for the prior year and were consistent with the decrease in taxable cash flows generated by Elk Valley Coal. Mineral taxes include additional expense arising from assessments of prior years’ returns. We also recognized a future tax asset of $13 million in 2006, of which $9 million was taken as a reduction in goodwill to reflect certain future tax assets not recognized on formation of the Trust. A higher proportion of mineral taxes are current taxes, which mostly resulted from the high profitability of Elk Valley Coal in recent years. The future income tax reversal in 2005 includes the reversal of a $164 million provision for future Canadian corporate income taxes following the 2005 Arrangement.

The October 31 Announcement is expected to result in the taxation of existing income and royalty trusts, other than real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.  If the legislation and tax rates are enacted in their current draft form, we expect to begin recording future tax assets and liabilities related to temporary differences that are expected to reverse after 2010.  Our preliminary estimate of the unrecognized temporary differences outstanding as of December 31, 2006 that will be remaining on January 1, 2011 is approximately $250 million, the tax-effected value of which would be nearly $80 million assuming an effective tax rate of about 32%.  Recording the tax liabilities related to these temporary differences based on this estimate would result in us recording a charge to future income tax expense and an increase in long-term future tax liabilities of approximately $80 million.

Management's Discussion and Analysis                                                                                                                2006 Annual Review  •  18

CASH AVAILABLE FOR DISTRIBUTION

Under the Declaration of Trust, we make quarterly distributions to unitholders to distribute all of our Distributable Cash each year to ensure that we are not liable for Canadian income taxes. Distributions are determined in advance of the end of any quarter and may be adjusted for amounts paid in prior periods if the actual Distributable Cash is different from estimates for the prior periods. Generally, Distributable Cash is (i) the cash received by the Trust directly or indirectly from its subsidiaries and investments, (ii) any other net cash investment income or other net cash from any other sources, including from the disposition of Trust assets, and (iii) net cash remaining from a prior period that has not previously been distributed, less (a) costs, expenses indebtedness and other obligations of the Trust that are accrued and owing and (b) any amounts paid in cash by the Trust in connection with the redemption of units.

Cash available for distribution is the term used to describe the cash that is available for distribution to unitholders. Cash available for distribution is derived from cash flows from the operations of our subsidiaries, including our proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures, principal repayments on debt obligations and any amount allocated to reserves.

Any non-cash working capital related to operations is excluded from the calculation of the cash available for distribution because normal, short-term fluctuations in non-cash working capital are not necessarily indicative of earnings, and to include the changes would result in unwarranted volatility of cash available for distribution. Fluctuations in non-cash working capital are financed by available lines of credit of Elk Valley Coal and the Trust, as applicable.

Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels. The determination of what constitutes sustaining capital expenditures requires the judgment of management and is reviewed by the Board of Directors of Fording (GP) ULC, the general partner of Fording LP. Sustaining capital expenditures are typically financed from cash flow from operations, not debt, and are deducted in determining cash available for distribution as they are paid in cash. The timing and amount of capital expenditures incurred by Elk Valley Coal can vary considerably from quarter to quarter and from year to year, and will directly affect the amount of cash available for distribution to unitholders. Distributions to unitholders may be reduced, or even eliminated at times, when significant capital expenditures are incurred or other unusual expenditures are made.

Establishing cash reserves to meet, for instance, any short-term or long-term need for cash is a discretionary decision of the Trust and its subsidiaries and of Elk Valley Coal and any reserves would reduce cash available for distribution. Any cash reserves established at the Elk Valley Coal level would have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such allocations must be authorized by a special resolution of the partners, and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.

We have little flexibility to claim certain deductions for income tax purposes due to the nature of the business of Elk Valley Coal and the maturity of its assets. Accordingly, we have limited opportunity to establish cash reserves, including reserves to smooth out the impact of fluctuating sustaining capital expenditures and to provide for the settlement of long-lived liabilities, without subjecting the Trust to current income taxes. We generally view long-term debt as an integral part of our long-term capital structure. Other long-lived liabilities, including pensions, other post-retirement benefits, future taxes and asset retirement obligations, are expected to be settled over time. The cash impact of the settlements, which may be significant, will be reflected in cash available for distribution as these liabilities are settled.

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  19

Cash available for distribution is not a term recognized by GAAP in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution, when used in this management’s discussion and analysis and our other disclosures, may not be comparable with similarly named measures presented by other trusts. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with our distribution policy.

The cash available for distribution from our investments and the distributions made by the Trust in the past three years are set forth in the table below.

(millions of dollars)	2006	2005	2004
Cash flows from operating activities	$ 690.4	$ 632.8	$ 269.2
Add (deduct):
Decrease (increase) in non-cash working capital	(38.2)	123.0	(62.1)
Sustaining capital expenditures, net	(27.6)	(40.7)	(27.2)
Capital lease payments	(1.8)	(2.2)	(0.7)
Other	(5.0)	8.7	3.0
Cash reserve	-	-	-
Cash available for distribution and Distributable Cash	$ 617.8	$ 721.6	$ 182.2
Distributions declared	$ 610.2	$ 700.6	$ 213.5
Cash (under) over distributed	$ (7.6)	$ (21.0)	$ 31.3
Per unit amounts
Cash available for distribution	$ 4.20	$ 4.91	$ 1.25
Distributions declared	4.15	4.76	1.47

Since the formation of the Trust, cash available for distribution on a cumulative basis has exceeded distributions to unitholders by $16 million, or approximately $0.11 per unit. It is currently not our practice to establish cash reserves and it is expected that future cash distributions to unitholders will consider this surplus.

There are two elements to the sustainability of our distributions: magnitude and longevity. Our investments in resource businesses mean that earnings and cash flows will be cyclical in nature. The impact of this cyclicality on cash available for distribution is immediate because of our flow-through structure and because of adverse income tax consequences if we were to smooth distributions. The degree of volatility of cash available for distribution will depend primarily on product prices, production and transportation costs, capital expenditure requirements and the capacity to produce and sell product. The longevity of our ability to generate cash available for distribution is largely dependent upon the life of Elk Valley Coal’s reserves, which averages 29 years based on 2006 production and reserves, the continuing relevance of its products in the marketplace and its cost competitiveness over the long term.

On October 31, 2006, the Federal Government of Canada announced changes to the taxation of publicly traded trusts. These changes, if enacted substantially as announced, will result in a tax on distributions payable by trusts commencing in 2011. This will directly reduce the amount of cash available for distribution.

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  20

FOURTH QUARTER 2006

Our fourth quarter net income decreased $150 million to $69 million in 2006 and income from operations of $150 million decreased $116 million from 2005. Revenue decreased $104 million largely as a result of lower U.S. dollar coal prices and a stronger Canadian dollar. The unit cost of product sold for coal sales increased 6% due to higher costs for mining inputs and lower production. Income before unusual items and future income taxes decreased by $127 million to $116 million and reflects lower operating earnings.

The cash available for distribution from our investments in the quarter was $147 million ($1.00 per unit) compared with $247 million ($1.68 per unit) in 2005. The distributions made by the Trust were $0.95 per unit for the fourth quarter compared with $1.60 per unit in 2005.

OPERATIONS

Coal sales volumes were up slightly in the quarter compared to the same period in 2005. Average U.S. dollar coal prices in the quarter decreased approximately 13% to $106 per tonne as a result of lower 2006 coal-year prices. Average Canadian dollar prices in 2006 decreased 20% for the fourth quarter, and reflect a stronger Canadian dollar during the year.

The unit cost of product sold increased approximately 6% to $36.40 per tonne for the quarter. This reflects the continuation of the high cost of mining inputs, such as energy and other consumables, as well as lower production volumes, higher strip ratios and longer haul distances. Unit transportation costs in the fourth quarter increased marginally to $36.80 per tonne from $36.40 in the prior year largely because of slightly higher port and average rail rates.

Income from the NYCO operations was down by $1 million for the quarter as lower average prices and higher unit costs were only partially offset by higher sales volumes. Average Canadian dollar prices were lower in 2006 due to a stronger Canadian dollar.

Other

Interest expense increased for the fourth quarter because of rising short-term interest rates and higher debt levels. Other income and expense items include the non-controlling interest of the limited partners in the earnings of the Elkview mine. It also includes net foreign exchange gains or losses on U.S. dollar denominated debt and unhedged accounts receivable. The unrealized foreign exchange loss on the debt was $13 million for the fourth quarter of 2006 compared with a loss of $1 million for the comparable period in 2005.

Mineral taxes and Crown royalties for the quarter were $19 million compared with $42 million in 2005, which is consistent with the decrease in taxable cash flows generated by Elk Valley Coal.

2005 COMPARED WITH 2004

ELK VALLEY COAL

Revenues

Coal sales revenues of $1.8 billion in 2005 increased 64% from the prior year largely because of higher coal prices. Elk Valley Coal’s U.S. dollar price of coal on a calendar-year basis increased 90% over 2004. Prices in Canadian dollar terms increased 73% reflecting the U.S. dollar weakening against the Canadian dollar during the year. Some of the impact of the weaker U.S. dollar was offset by foreign currency hedges at a rate of about US$0.77, resulting in realized gains of $107 million on the hedge contracts.

The benefit of higher coal sales prices in 2005 was offset to some extent by a 5% decrease in coal sales volumes compared with 2004. A number of factors negatively impacted sales volumes in 2005. Early in

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  21

2005, rail system traffic and capacity constraints reduced coal available for sale through the Westshore and Neptune terminals. Significant demand throughout the world for mining equipment affected deliveries of mining equipment to the Cardinal River operations, which delayed the completion of its development and caused lower production and sales. In the second half of the year, Elk Valley Coal customers started to delay their coal shipments. We attributed much of this to the integrated steel mills overbuying coal in late 2004 and early 2005 in order to protect against coal supply disruptions, which did not materialize during the year. There were relatively few production problems at metallurgical coal mines around the world in 2005 and some incremental coal supply did come into the market. Also, some integrated steel mills reduced production during 2005 to manage the build-up of steel inventory that was occurring. In addition, a majority of Elk Valley Coal’s steel mill customers in China delayed or cancelled coal shipments in the latter half of 2005 and Elk Valley Coal was not able to sell all of this coal elsewhere during the year.

Cost of Product Sold

Cost of product sold increased $41 million, or 10%, over 2004 levels, despite lower sales volumes. The unit cost of product sold increased 16%, or $4.40 per tonne. Higher diesel prices represented the primary increase in mine operating costs. Rising costs for other inputs such as steel-based products used to maintain coal preparation plants and mining equipment fleets, as well as other operating consumables, added upward pressure to cost of product sold in 2005. Also contributing to increased costs were higher strip ratios as part of start up, as well as difficult mining conditions due to heavy spring rains at the Cardinal River operations. Strip ratios increased overall as a result of normal variations of geology and yield at the mines.

Transportation Costs

Transportation and other costs per tonne were up $68 million, or 15%, in 2005 largely due to higher rail and port rates, offset by lower sales volumes and demurrage costs. Rail rates increased in 2005, particularly for west-bound shipments from the mines in the Elk Valley. In April 2005, Elk Valley Coal and its primary rail provider reached a five-year agreement for westbound rail rates and volumes effective April 1, 2004 to March 31, 2009 for transportation of coal from the Elk Valley mines to west-coast ports. Port rates increased from 2004 levels primarily due to higher coal prices, which influenced loading rates charged at Westshore Terminals.

Demurrage charges were significantly lower in 2005. Elk Valley Coal worked closely with customers to coordinate vessel arrivals with port inventories during the winter season, which is normally a more difficult time for rail transportation. This allowed for more efficient loading of vessels and reduced demurrage charges, but contributed to lower sales volumes for the year. In 2004, winter weather caused delays for coal transportation to the ports, which resulted in high demurrage charges for vessels arriving during that period.

Other

The development of the new mining area, Cheviot pit, at the Cardinal River operations was completed. Our share of the total investment in this project was $25 million in 2005, in addition to $44 million that was spent in 2004. Plant modifications and additions of mining equipment were completed at the Fording River operations in 2005. Our share of the project cost was approximately $24 million. Also in 2005, our share of the cost of work at the Elkview operations was $29 million.

Management's Discussion and Analysis                                                                                                                2006 Annual Review  •  22

Elk Valley Coal also worked to solidify long-term relationships with its customers in 2005. Agreements with two major steel producers were finalized, providing for 10-year sales contracts and a 2.5% equity investment for each company in the Elkview operations. Proceeds from the equity investment of US$50 million were used to finance development of additional capacity at the Elkview operations. Elk Valley Coal also signed a letter of intent with another major steel producer in 2005, which calls for a 10-year sales contract for 2.5 million tonnes per annum for the 2006 to 2015 coal years.

NYCO

Income from NYCO decreased $5 million from 2004 primarily due to lower average U.S. sales prices, which reflected a change in product mix, combined with the impact of a higher Canadian dollar and higher unit cost of product sold, offset by increased sales volumes. The unit cost of product sold increased as a result of higher mining costs as well as reduced yields.

OTHER INCOME AND EXPENSES

Other income in 2005 largely reflected the gain on the sale of limited partnership interests in the Elkview operations to two steel companies. In 2004, a change in accounting practice due to new rules related to the inclusion of depreciation and depletion in the valuation of inventories resulted in other income of $11 million.

In the second quarter of 2004, the reduction of our interest in Elk Valley Coal resulted in a loss, which was partially offset by an estimate of cash to be received for the additional distribution entitlements of 2% for the twelve months ended March 31, 2005 and 1% for the twelve months ended March 31, 2006. This estimate of cash to be received for the additional distribution entitlement of 1% for the twelve months ended March 31, 2006 was revised during 2005 to reflect expected operating results. The net effect of these revisions was a $5 million net favourable adjustment and was largely driven by the high coal prices.

INCOME TAXES

The future income tax reversal in 2005 largely reflects the reversal of a $164 million provision for future Canadian corporate income taxes following the 2005 Arrangement. This was partially offset by increased mineral taxes resulting from higher cumulative net cash flows generated by Elk Valley Coal.

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  23

SUMMARY OF QUARTERLY RESULTS

Our quarterly results over the past two years reflect the variability of Elk Valley Coal’s business and, to a lesser extent, NYCO. Net income also includes the significant impact of a number of unusual transactions and events. Net income before unusual items and future income taxes is influenced largely by coal prices, the U.S./Canadian dollar exchange rate, coal sales volumes, cost of product sold and transportation costs.

	2006				2005
Coal statistics	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Production (millions of tonnes)	3.3	3.0	3.3	3.5	3.7	3.6	4.1	4.0
Sales (millions of tonnes)	3.5	3.5	3.5	3.1	3.4	3.8	3.8	3.4
Average US$ prices (per tonne)	$106.30	$108.80	$116.00	$122.30	$121.80	$118.30	$ 94.00	$ 61.30
Average CDN$ prices (per tonne)[1]	$122.60	$124.40	$133.00	$152.30	$153.50	$146.70	$119.40	$ 83.30
Cost of product sold (per tonne)	$ 36.40	$ 42.60	$ 39.20	$ 38.60	$ 34.20	$ 36.50	$ 30.40	$ 28.30
Transportation (per tonne)	$ 36.80	$ 35.60	$ 37.40	$ 37.80	$ 36.40	$ 36.40	$ 37.70	$ 30.00
[1] Includes the effects of foreign currency hedges

U.S. dollar coal prices typically change during the second quarter of the year because most coal sales are priced on a coal-year basis that commences April 1. As coal is typically sold in U.S. dollars, foreign exchange forward contracts are utilized by the Trust to fix the U.S./Canadian dollar exchange rate on a portion of the anticipated U.S. dollar cash flows from sales for the coal year. Foreign exchange forward contracts are not used for trading or speculative purposes. The Canadian dollar price of coal will vary with changes in the U.S. dollar price of coal, the U.S./Canadian dollar exchange rate and the amount of foreign exchange forward contracts.

Production volumes can be impacted on a quarterly basis by expected shipping schedules and the timing of mine and plant maintenance. While maintenance activities are normally scheduled during the third quarter, they can occur at other times depending on market conditions and the occasional need to control product inventories. Equipment, parts and labour availability can also impact production and volumes.

Coal sales are typically contracted under evergreen contracts and long-term supply agreements, and it is not uncommon to see sales volumes from one coal year carried over into the next on a negotiated basis. This carry over can affect the average realized coal price for the second quarter of the fiscal year. Quarterly sales can also be impacted by weather, production or mechanical problems affecting the minesites, railways and ports. Some variation in quarterly coal sales should be expected, as the timing of shipments is not necessarily uniform. Shipments can be affected by customers’ scheduling of vessels, delay of vessels due to factors such as weather and mechanical problems, congestion at the port and demand for vessels across a number of commodity sectors, which affects vessel availability and timing of arrival and departure dates.

The unit cost of product sold can be influenced quarter to quarter by changing mining conditions, such as the timing of stripping activities and raw coal release, scheduled production shutdowns for vacation and planned maintenance. Transportation costs per unit can vary based on contractual rate changes, the price of coal products, the number of shipments that include ocean freight, the volume of coal that is east-bound and demurrage charges.

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  24

	2006				2005
(millions of dollars, except per unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$ 435.8	$ 451.8	$ 472.5	$ 485.2	$ 540.2	$570.8	$ 468.9	$ 294.9
Income from operations	149.9	143.8	173.4	217.3	266.0	263.6	179.7	67.6
Net income	68.6	123.8	140.2	165.3	218.3	427.3	123.3	65.3
Net income before unusual items and future income taxes	116.4	120.5	151.2	196.6	243.3	238.9	161.7	60.4
Basic and diluted earnings per unit:
Net income	$ 0.47	$ 0.84	$ 0.95	$ 1.12	$ 1.49	$ 2.91	$ 0.84	$ 0.44
Net income before unusual items and future income taxes	0.79	0.82	1.03	1.34	1.66	1.63	1.10	0.41
Distributions declared per unit	0.95	0.80	1.00	1.40	1.60	1.80	0.93	0.43

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled Overview, Strategy and Key Performance Indicators, Nature of Operations, 2006 Compared with 2005, Outlook, Liquidity and Capital Resources, Outstanding Unit Data, Critical Accounting Estimates, Changes in Accounting Policies, Financial and Other Instruments, Risks and Uncertainties.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate.

The forward-looking statements contained in this management’s discussion and analysis are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal until late 2008; an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; existing inventories will not result in

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  25

decreased sales volumes; parties execute and deliver contracts currently under negotiation; and, no material variations in the current tax regulatory environment.

The Trust cautions that the list of factors and assumptions set forth above is not exhaustive.  Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent management information circular, annual information form, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report of form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may by superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

OUTLOOK

Our financial results and, therefore, cash available for distribution are highly dependent on key variables such as coal prices, coal production and sales volumes, commitments under foreign exchange forward contracts, the U.S./Canadian dollar exchange rate, production and transportation costs, sustaining capital expenditures and other financial and legal requirements.

Coking Coal Markets

Elk Valley Coal has entered into volume and price negotiations for the coal year commencing April 1, 2007.

Some integrated steel mills are substituting lower quality coals for hard coking coal to the extent their processes permit because of the historically wide premium that is charged for hard coking coal over other coals. New sources of hard coking coal from competitors in Australia and Canada are coming on line and will continue to do so over the next two or three years. While the projects are not large individually, they have the potential to add a significant amount of supply on a cumulative basis. Infrastructure constraints in Australia are being mitigated and additional capacity is being added to port and rail facilities.

Coal Sales

Sales volumes in the fourth quarter were essentially in line with expectations. However, adverse weather conditions in British Columbia during November and December 2006 impacted rail performance and contributed to very low coal inventories at the ports at the end of 2006. This adverse weather and attendant problems such as avalanches along rail lines continued into January 2007 and inventories at the ports remain low. While current demand for Elk Valley Coal products is strong and vessels are available for loading, sales volumes in the first quarter of 2007 will depend largely on rail and port performance and may be materially lower than the first quarter of 2006. The first quarter will also see higher transportation costs due to additional demurrage costs as vessels experience longer waiting times before being loaded.

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LIQUIDITY AND CAPITAL RESOURCES

We believe the Trust has adequate credit facilities available to fund working capital, capital spending and other short-term requirements relating to the Trust’s investments. We anticipate that Elk Valley Coal will be able to generate sufficient funds from operating and financing activities to maintain their productive capacity and to fund current planned growth and development activities.

Cash and cash equivalents increased to $145 million at the end of 2006 compared with $100 million in 2005. Total working capital and our share of unused lines of credit were $127 million and $159 million, respectively, at the end of 2006. Total working capital and our share of unused lines of credit in 2005 were $55 million and $231 million, respectively. We believe we have adequate liquidity to meet current anticipated requirements of the operations of Elk Valley Coal and the Trust. Various factors including the terms of customer credit, rapidly fluctuating sales volumes and varying capital expenditure requirements affect our requirements for short-term liquidity.

Cash flows from operating activities are the primary contributor to cash available for distribution, after providing cash resources for sustaining capital expenditures and servicing debt. Cash flows from operating activities are largely influenced by the results of Elk Valley Coal, and the various factors that affect these results can affect liquidity and available capital resources. Cash flows from operating activities historically have been sufficient to meet normal working capital needs, sustaining capital expenditure requirements and debt-service obligations, and to fund distributions to unitholders. Since the formation of the Trust, our lines of credit have been utilized to offset short-term changes in working capital and to fund expansion capital projects.

Cash flows from operating activities were $690 million in 2006. These cash flows were up from $633 million in the prior year, despite lower earnings results for Elk Valley Coal, because of a reduction of non-cash working capital related to operations. The cash flows from operating activities in 2005 showed a marked increase from the $269 million generated in 2004, which largely resulted from sharply higher coal prices in 2005. NYCO, which is expected to be sold in early 2007, contributed approximately $5 million to cash flows from operations in 2006, and contributed $5 million and $9 million in 2005 and 2004, respectively.

Cash flows from operating activities include changes in related non-cash working capital, particularly accounts receivable and inventory, which can fluctuate from period to period. Non-cash working capital decreased $38 million in 2006 compared with an increase of $123 million in 2005 and a decrease of $62 million in 2004. Accounts receivable decreased in 2006 due to lower coal prices and the timing of shipments. Inventories were lower in 2006 compared with the prior year, reflecting the decision to reduce clean coal inventories to match delivery and sales expectations.

Our investing activities included capital expenditures of $31 million in 2006. Capital expenditures were $121 million and $73 million in 2005 and 2004, respectively. The expenditures largely related to the capital requirements of Elk Valley Coal.

We classify our capital expenditures as either sustaining or expansion. Our use of the term sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels, the determination of which requires the judgment of management. Investments in sustaining capital are required on an ongoing basis, and we expect them to be funded primarily by cash flows from operating activities. Sustaining capital expenditures may vary by a considerable amount in any given year depending on the requirements to replace truck and shovel fleets and other support equipment. Sustaining capital expenditures were $28 million in 2006 compared with $41 million in 2005 and $27 million in 2004.

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  27

Capital expenditures not identified by management to be sustaining in nature are classified as expansion capital expenditures. These expenditures are generally made in order to increase the production capacity of existing operations and to develop or acquire new mineral bodies or new mines. Expansion capital expenditures are generally financed from sources other than cash flows from operating activities. We expect commitments for expansion capital to be financed from bank facilities and cash from other financing activities. The Trustees and Elk Valley Coal have the ability to designate a cash reserve for future capital expenditure or other requirements, although they have not done so to date. Equity from the investment in the Elkview operations by two steel companies was utilized to finance additions to production capacity at Elkview.

Expansion capital expenditures in 2006 were $3 million, which relates to a small amount of expansion capital expenditures carried over from projects largely completed in 2005. Expansion capital expenditures in 2005 of $80 million were related to the development of the Cheviot pit at the Cardinal River operations, and projects at the Fording River and Elkview operations. Expansion capital expenditures in 2004 of $46 million reflect the commencement of the Cheviot pit development.

For 2006, our major financing activities included the payment of $706 million in cash distributions to unitholders. Cash distributions to unitholders were $529 million in 2005 and $197 million in 2004. Long-term debt increased nearly $100 million in 2006. This additional debt largely refinanced the capital expansions undertaken during 2004 and 2005, which were initially funded in part by working capital. In 2004, we issued new units for net proceeds of $100 million to provide the expansion capital for the development of the Cheviot pit in the Cardinal River mine, which was used to reduce long-term debt. The payout to unitholders of all of our cash available for distribution could mean that capital expenditures to expand operations or to exploit reserves and resources could only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of our investments and, over time, have a material adverse effect on the amount of cash available for distribution.

The Trustees have approved the implementation of a distribution reinvestment plan, which will improve our liquidity because a portion of our distributions will be reinvested into units of the Trust rather than be paid out in cash to the unitholders.

Our future contractual obligations are identified in the following table:

Payments due by period (millions of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Foreign exchange forward contracts	$ 316.0	$ 316.0	$ -	$ -	$ -
Long-term debt	309.3	-	-	-	309.3
Capital leases and equipment financing	4.9	1.7	3.2	-	-
Operating leases	16.6	10.6	4.3	1.7	-
Purchase obligations	6.7	6.4	0.3	-	-
Pension and other post-retirement funding requirements	122.2	12.5	25.3	23.7	60.7
Asset retirement obligations	151.9	3.3	7.8	9.7	131.1
Total obligations	$ 927.6	$ 350.5	$ 40.9	$ 35.1	$ 501.1

Foreign exchange forward contracts are used to fix the Canadian dollar equivalent of anticipated U.S. dollar cash flows. Contracts are typically purchased when coal sales volumes and prices have been negotiated for a particular coal year. Accordingly, obligations under foreign exchange forward contracts are normally fulfilled by delivering U.S. dollars generated from coal sales. The majority of foreign exchange forward contracts will mature by March 31, 2007.

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  28

The long-term debt of the Trust and Elk Valley Coal consists of bank credit facilities with a banking syndicate. The joint credit agreement provides each entity with a five-year revolving, floating rate facility, each of which can be drawn in either Canadian or equivalent U.S. dollars. The term of the joint credit agreement can be extended annually for an additional year with the agreement of the banking syndicate. The joint credit agreement provides for borrowings of up to $400 million by the Trust and $200 million by Elk Valley Coal. The facilities are available for general business purposes. At December 31, 2006, the Trust had $291 million (US$250 million) outstanding in the form of U.S. dollar LIBOR rate loans, and Elk Valley Coal had utilized $85 million for letters of credit or letters of guarantee and $30 million in the form of revolving bankers’ acceptances. Unused lines of credit were $109 million for the Trust and $85 million for Elk Valley Coal. Borrowings under the facilities are based on U.S. dollar LIBOR or Canadian bankers’ acceptances or prime rates, which are subject to interest rate movements, and certain financial ratios. Subsequent to year-end, the syndicate of banks agreed to extend the maturity date of the joint credit agreement to February 11, 2012.

The Trust’s facility is supported by a security agreement over Fording LP’s interest in Elk Valley Coal and an unsecured guarantee from Elk Valley Coal, which is limited in recourse to each partner’s interest in Elk Valley Coal other than that of Fording LP. Elk Valley Coal’s facility is supported by an unsecured guarantee from the Trust.

The joint credit agreement contains covenants that may restrict our ability to incur additional debt. It also includes provisions that may restrict our ability to pay distributions to unitholders, and the ability of Elk Valley Coal to make distributions to its partners during an event of default, or if the making of such payments would result in an event of default. The joint credit agreement also includes a cross-default provision between the Elk Valley Coal and Trust facilities. Loan covenants that include an event of default, among others, are tests for interest and cash flow coverage, as well as covenants that restrict the disposition of certain core mining assets. The Trust and Elk Valley Coal are in compliance with the loan covenant provisions of the joint credit agreement and are expected to remain so for at least the next fiscal year.

Capital and operating leases and purchase obligations are consistent with operating and financing practices, and we expect sufficient cash flows from operating activities will be available to meet these obligations as they become due.

Funding requirements for pensions and other post-retirement benefit plans reflect the minimum pension plan payments required by legislation, and anticipated outlays for other post-retirement benefit plans for the period 2007 through 2016. Elk Valley Coal and the Trust have a number of unfunded liabilities including pensions, other post-retirement benefits, future taxes and asset retirement obligations. Funding of these obligations in the future may have a significant and negative impact on cash resources and liquidity and, ultimately, cash available for distribution.

Asset retirement obligations in the above table reflect the estimated undiscounted costs to remediate the environmental impact of the operations of Elk Valley Coal and NYCO for areas that have been disturbed as of December 31, 2006. The expected future outlays are based on the fair value of known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The estimated costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses and those areas become available for reclamation. The calculations of our asset retirement obligations include estimates of reclamation spending over the next 35 years. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Reclamation of buildings and processing plants is expected to occur at the end of mining operations in the general area.

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Elk Valley Coal is party to agreements respecting Neptune Terminals that may, under certain circumstances, require Elk Valley Coal to fund its proportionate share of the bank indebtedness and asset retirement obligations of Neptune Terminals. The Trust’s share of these potential commitments was $15 million at the end of 2006.

OTHER INFORMATION

OFF BALANCE SHEET ARRANGEMENTS

Elk Valley Coal has entered into an agreement with a Canadian bank in its banking syndicate for the sale of accounts receivable from coal sales, to a maximum amount outstanding at any one time of US$75 million. The decision to sell accounts receivable is at the sole discretion of Elk Valley Coal subject to it transferring to the bank its interest in export trade credit insurance coverage related to each account receivable sold. Proceeds on the sale of these accounts receivable is based on the invoice amount, invoice due date and current LIBOR rates. Our share of receivables sold under the agreement in 2006 was US$663 million compared with US$314 million in 2005. Increased use was made of selling accounts receivable as a less expensive form of financing in 2006 compared with 2005. Our share of the amount outstanding at December 31, 2006 was US$8 million versus US$19 million at the end of 2005.

The agreement is renewed annually. Should the agreement not be renewed, Elk Valley Coal would, alone or in combination, carry higher accounts receivable balances, utilize available credit under their syndicated joint banking facility or make alternate arrangements to replace the facility.

These arrangements allow Elk Valley Coal to receive cash for its accounts receivable quickly and shorten the period of time during which foreign exchange rate movements may impact the Canadian dollar value of the accounts receivables. Elk Valley Coal also benefits from a lower borrowing rate from its lenders than would normally be the case because the accounts receivable are insured by a Canadian Crown corporation.

The financial risk to Elk Valley Coal of the non-payment by the customer of the sold accounts receivable is limited to the deductible associated with the trade credit insurance. Other commercial risks, such as non-performance by Elk Valley Coal under the terms of the contract, remain with Elk Valley Coal.

TRANSACTIONS WITH RELATED PARTIES

Subsequent to the 2003 Arrangement, Elk Valley Coal entered into arrangements with Teck Cominco, its managing partner, for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to Teck Cominco at market prices. Our portion of related party revenues from these transactions was $5 million in 2006, and $3 million in 2005 and 2004, and our share of related party expenses included in selling, general and administration and cost of sales was $0.5 million in 2006, and $1 million in 2005 and 2004. Our related party receivables and payables at the end of 2006 were $0.4 million and nil, respectively, and were $0.4 million and $0.1 million in 2005.

Elk Valley Coal also ships coal through Neptune Terminals in the normal course of operations. Loading costs for the handling of coal and other products at Neptune are based on the actual costs allocated to the handling of each product. These costs are included in transportation costs and totalled $13 million for the Trust during 2006, and $9 million in 2005 and 2004. Our share of related party receivables and payables related to Neptune Terminals was approximately $0.6 million and $0.5 million, respectively, at December 31, 2006, and were $0.2 million and $1.1 million at the end of 2005.

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OUTSTANDING UNIT DATA

The Trustees are authorized to issue an unlimited number of units of the Trust on terms and conditions established by the Trustees without the approval of unitholders. The units represent a fractional interest in the Trust. The units do not represent a direct investment in Fording LP’s or NYCO’s businesses, and should not be viewed by investors as such. Each unit represents the right to an equal interest in any distributions or other amounts payable to unitholders. All units rank among themselves equally and rateably without discrimination, preference or priority. Should the Trustees make a decision to issue additional units, existing unitholders may suffer significant dilution and cash available for distribution per unit could decline.

The units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The units should not be considered debt instruments as, among other things, distributions on the units are not fixed nor can they be enforced by unitholders prior to being declared payable by the Trustees. Further, no principal amount is owing to unitholders in respect of the units. Holders of units do not have all of the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. However, rights consistent with certain statutory rights of shareholders of corporations have been conveyed to unitholders under the provisions of our declaration of trust. The units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation.

The Trust may create and issue rights, warrants or options to subscribe for fully paid units at such subscription prices and at such time or times as the Trustees may determine. In addition, the Trustees may create indebtedness of the Trust, including indebtedness convertible into units. We have not issued any such rights, warrants, options or convertible securities to date, although some options for units are still outstanding under an option plan that existed prior to the formation of the Trust.

There were approximately 147 million trust units outstanding on December 31, 2006 and at March 1, 2007. Approximately 42,200 options were outstanding under the exchange option plan as of December 31, 2006 and nearly 24,600 options were outstanding as of March 1, 2007.

In September 2005, we completed a three-for-one split of the Trust's units. The subdivision of units applied to record holders at the close of business on September 2, 2005.

CRITICAL ACCOUNTING ESTIMATES

Our Consolidated Financial Statements are prepared in accordance with GAAP in Canada and require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The impacts of these estimates are pervasive throughout the Consolidated Financial Statements. We make estimates and assumptions that are believed to be reasonable under the circumstances and are based upon historical experience, current conditions and expert advice. These estimates are, by their nature, uncertain and may require accounting adjustments based on future occurrences. On an ongoing basis, we review estimates based on currently available information. The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates. The most significant estimates relate to inventory, capital assets including coal and mineral reserves and depreciation and depletion, goodwill, asset retirement obligations and employee future benefits.

A summary of our significant accounting policies is contained in note 2 to the Consolidated Financial Statements. The following is a discussion of the accounting estimates that are significant in determining our financial results.

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Inventory

Inventories are valued at the lower of net realizable value and either average cost or actual cost, depending on the type of inventory. For product inventory, net realizable value is the expected difference between the average selling price for the finished product less the costs to get the product into saleable form and to the selling location. The net realizable value of product inventory is an estimate based on various factors such as economic and market conditions, expected selling prices, freight and other transportation costs, and foreign exchange rates.

For stores and material inventory, net realizable value, if held for use, is actual cost less any provision for obsolescence. If held for sale, net realizable value is the fair market value of the parts less any costs associated with their disposal. The net realizable value of stores and materials inventory is an estimate based on the age and condition of the items, economic and market conditions, and freight and other transportation costs.

Changes in estimates of net realizable value may result in reductions in the carrying value of inventory and corresponding charges to cost of product sold in future periods.

Capital Assets

Mineral properties and development assets include expenditures to acquire and develop identified mineral properties and reserves, and net costs relating to production during the development phase. Depletion on producing properties is determined using a unit-of-production method based upon the proven and probable mineral reserves of the mine. Development costs incurred to expand the capacity of operating mines, to develop new coal deposits and ore bodies or to mine areas substantially in advance of current production are capitalized and charged to operations on a unit-of-production method based upon the proven and probable mineral reserves.

The determination of mineral reserves involves the use of a number of estimates and assumptions, including geological sampling and modeling, and estimates of future costs. Knowledge derived from ongoing exploration and development of the coal deposit or ore body may also affect reserve estimates. In addition, the determination of economic reserves is dependent upon a number of assumptions, including long-term coal prices and foreign exchange rates.

Elk Valley Coal reviews and evaluates capital assets for impairment of value on an ongoing basis. The expected undiscounted future cash flows from an asset used in these evaluations are developed using assumptions that reflect best estimates of the long-term operating plans for the asset. Changes in market conditions, reserve estimates and operating conditions, which can have a significant impact on value, are updated periodically as part of the test for impairment of value.

Depreciation and depletion of capital assets are dependent upon estimates of useful lives of buildings and equipment and reserve estimates, both of which are determined with the exercise of judgement. Changes in these estimates may result in increases or decreases in the amount of depreciation and depletion expense recorded in future periods.

The assessments of any impairment of capital assets and goodwill are dependent upon estimates of fair value that take into account factors such as reserves, economic and market conditions and the useful lives of assets.  Changes in these estimates could result in an impairment write-down being recorded against our capital assets in a future period.

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Goodwill

Goodwill is the excess of the cost of the acquired investment over the fair-value amounts assigned to the assets acquired and liabilities assumed. Goodwill is tested for impairment annually in the second quarter or when an event or circumstance occurs that would indicate that the asset may be impaired. The expected undiscounted future cash flows from assets used in these tests are developed using assumptions that reflect best estimates of the long-term operating plans for the assets. Changes in market conditions, reserve estimates and operating conditions, which can have a significant impact on value, are updated periodically as part of the test for impairment of value. Any impairment loss is recognized in current period earnings. The carrying amount of goodwill on the balance sheet of the Trust at December 31, 2006 was $13 million and is attributed to assets owned by Elk Valley Coal.

Asset Retirement Obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded and if estimates regarding the timing and estimated amount of future reclamation costs are changed. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset’s estimated useful life.

We have significant long-term liabilities relating to mine reclamation and end-of-mine closure costs. Asset retirement liabilities are not funded. The liability is determined on a mine-by-mine basis, and various assumptions are used in the engineering studies including current mine plans, future reclamation costs, and estimates of reserves and resources. Costs incurred under the reclamation programs are charged against the associated liability. Elk Valley Coal has developed reclamation programs and cost estimates based on meeting existing government regulations and standards. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws, and regulations and remediation practices. Increases in estimates of future costs may cause the asset retirement obligation to increase, which would result in an increase in both the capitalized asset retirement costs, which are included in capital assets, and the asset retirement obligation. Our earnings would not immediately be impacted by the increase in the asset retirement obligation, but the increase would result in higher depletion expense being recorded against our capitalized asset retirement costs and higher accretion expense being recorded on our asset retirement obligation in future periods.

Employee Future Benefits

Post-retirement benefit plans include pension plans and other post-retirement benefit plans, the costs of which are based on estimates. Employee future benefits are subject to actuarial calculations that are complex and utilize a number of economic and demographic assumptions that are continually updated and may prove to be incorrect. Major estimates and assumptions relate to expected plan performance, salary escalation, discount rates, retirement ages of employees and future cost trends. In addition, actuaries incorporate subjective factors into their assumptions, such as withdrawal and mortality rates.  Changes in these estimates could result in increases or decreases in our compensation expense in future periods.

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CHANGES IN ACCOUNTING POLICIES

Stripping costs and in-process inventory

The CICA Emerging Issues Committee issued EIC - 160, Stripping Costs Incurred in the Production Phase of a Mining Operation, effective for years commencing on or after July 1, 2006. We adopted the guidance of this abstract effective January 1, 2006 on a prospective basis. The abstract requires the cost of stripping activities during the production phase of the mine to be accounted for according to the benefit received. Generally, such costs are expensed as variable production costs; however, the costs would be capitalized if they can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in absence of the stripping activity.  We did not capitalize any stripping costs in 2006. Any stripping costs capitalized in future periods will be described as investing activities in the cash flow statement and will be depleted on a unit-of-production basis over the life of the reserves that directly benefit from the specific stripping activity.

Prior to 2006, certain stripping costs incurred during the production phase of mining were deferred.  The net book value of these deferred stripping costs at December 31, 2006 was $38 million (2005 - $39 million). The balance is being depleted using a unit-of-production method based upon the proven and probable mineral reserves. Depletion expense on these deferred stripping costs was approximately $1 million for 2006.

This Abstract also clarified that minerals or coal must be produced, or extracted from the mine, to be considered inventory, which required us to change our accounting policy with respect to mineral and raw coal inventory. We previously considered minerals and raw coal exposed in the mining bench and stockpiled in the pit to be in-process inventory. The adoption of the guidance in the Abstract resulted in a $32 million reduction of inventory and an equivalent charge to income as of January 1, 2006.

Financial Instruments, Hedges and Comprehensive Income

CICA Handbook section 3855, Financial Instruments – Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, will be applicable to us commencing with our 2007 fiscal year.

Section 3855 establishes standards for recognizing and measuring financial instruments and non-financial derivatives. The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized. The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value. For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement. With respect to financial instruments other than derivatives, the adoption of section 3855 is not expected to have a material impact on us because our non-derivative financial instruments will continue to be carried at amortized cost under the new accounting standard.

In accordance with section 3855, derivative financial instruments, consisting of foreign exchange forward contracts, outstanding as of January 1, 2007, will be recorded on the 2007 opening balance sheet as a liability at their fair value of $5 million. These derivatives outstanding on the transition date will not be designated as hedges under section 3865. Under the transition provisions of section 3855 and 3865, we will record a charge to the 2007 opening balance of accumulated other comprehensive income of $5 million. The adoption of section 3855 and the Trust’s election not to designate the foreign exchange forward contracts as hedges may have a material impact on us depending on the volatility of the Canadian/U.S. dollar exchange rate. We expect to enter into a significant number of foreign exchange forward contracts in accordance with our regular ongoing foreign currency risk management program. These derivatives will be carried at fair value on our balance sheet with changes in the fair value of the

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  34

derivative between the date of inception and the maturity date being recorded as gains or losses in the income statement. This may contribute to earnings volatility in response to changing exchange rates and the amount of outstanding foreign exchange forward contracts.

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures. The recommendations of this section are optional and are only required if the entity is applying hedge accounting. We do not intend to apply hedge accounting at this time under section 3865. The derivatives outstanding at December 31, 2006 are currently designated as hedges under AcG-13 and, accordingly, are not recorded in the balance sheet as of December 31, 2006.

Section 1530 introduces the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income. Accumulated other comprehensive income will be a new caption within the unitholders’ equity section of our balance sheet. Other comprehensive income will include certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income. The major item that will be included in our other comprehensive income is the foreign currency translation adjustment. Our January 1, 2007 opening balance sheet will include the reclassification of the foreign currency translation account of $9.0 million to accumulated other comprehensive income. This reclassification will not affect total unitholders’ equity or net income.

FINANCIAL AND OTHER INSTRUMENTS

Almost all of Elk Valley Coal’s and NYCO’s sales are denominated in U.S. dollars, and the vast majority of costs are denominated in Canadian dollars. Accordingly, our revenues, net income, cash flows and cash available for distribution are highly sensitive to changes in the U.S./Canadian dollar exchange rate. To help manage exposure to currency fluctuations and the effect on unitholder distributions, we use foreign exchange forward contracts to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. Derivative financial instruments are not used for trading or speculative purposes. On its formation in 2003, Elk Valley Coal assumed certain foreign exchange forward contracts and it did not enter any new contracts. There were no remaining foreign exchange forward contracts held by Elk Valley Coal at the end of 2006.

A policy has been established that allows us to fix the U.S./Canadian dollar exchange rate on up to 100% of our share of the estimated net U.S. dollar operating cash flow of Elk Valley Coal for periods where both coal sales prices and volumes can be reasonably estimated. This generally means that we are entering into foreign exchange forward contracts early in the calendar year when negotiations for the upcoming coal year are substantially completed. There is no minimum amount of U.S. dollar exposure required to be fixed. The limits take into account any of Elk Valley Coal’s outstanding hedges. At December 31, 2006, our foreign exchange forward contracts totalled US$275 million and primarily relate to the coal sales for the first quarter of 2007. We do not fix the exchange rate for our U.S. dollar long-term debt, net investment in NYCO or net U.S. dollar denominated cash flows of NYCO.

It is important to note that while foreign exchange forward contracts can provide protection from certain fluctuations in currencies and realized selling prices, they will correspondingly limit our ability to capitalize on favourable changes in foreign currency exchange rates. Our use of foreign currency forward contracts will reduce or increase profitability relative to what it would have been had we not utilized them. We have chosen to utilize foreign currency forward contracts as a low-cost means of providing additional certainty to cash available for distribution. Other financial instruments that can provide a means to capture the benefit of favourable changes in foreign exchange rates are relatively expensive. Our use of foreign exchange forward contracts may also impact our profitability relative to competitors who have utilized similar or other derivative instruments to a different degree.

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Through the end of 2006, foreign exchange forward contracts were designated as hedges of anticipated U.S. dollar cash flows. The gains and losses on foreign exchange forward contracts designated as hedges were recognized in revenues and income and affected cash available for distribution in the period that the hedged exposure was recognized, which was the same period in which the instruments were settled. The gains or losses were netted against revenues, which was the item that was hedged. During 2006, we realized gains on foreign exchange forward contracts of $59 million due to the U.S. dollar weakening relative to the U.S./Canadian dollar exchange rate specified in the contracts. We realized gains of $107 million and $86 million in 2005 and 2004, respectively. Our unrealized losses on these contracts at December 31, 2006 were $5 million based on the year end U.S./Canadian dollar exchange rate of US$0.86.

Commencing 2007, we are not designating foreign exchange forward contracts as hedges. The unrealized losses on the contracts of $5 million at the end of 2006 will be charged directly to accumulated other comprehensive income at the start of 2007, and the marked-to-market loss on the foreign exchange forward contracts will be recorded as a liability on our balance sheet at the same time. The losses in accumulated other comprehensive income will be reclassified to net income as the contracts are settled.

As a result of our decision not to designate foreign exchange forward contracts as hedges commencing in 2007, the contracts will be marked to market at the end of each accounting period to reflect the fair market value of the contracts. Any change in value will be recognized in net income with an offsetting entry to reflect the fair value on our balance sheet. This will contribute to the volatility of our net income. The extent of this volatility will depend on the amount of foreign exchange forward contracts outstanding, which tends to be high during the first part of the year, and the amount of change in the U.S./Canadian dollar exchange rate. Unrealized changes in the fair value of foreign exchange forward contracts will not affect cash available for distribution because it is the realized gains and losses that represent the cash-flow impacts of the decision to enter into the contracts.

Our ability to enter into foreign exchange forward contracts will depend on the total hedge position we wish to undertake, the creditworthiness of available counterparties, and the counterparties’ assessment of our credit risk.

In the event of non-performance by the counterparties to the contracts, the Trust and Elk Valley Coal are exposed to gains or losses depending on the difference between the U.S./Canadian dollar exchange rate and the rate in the foreign exchange forward contracts. To mitigate this risk of non-performance, we utilize several counterparties of high credit quality. There are no significant concentrations of credit risk.

RISKS AND UNCERTAINTIES

Our investments are exposed to significant business, industry and regulatory risks and uncertainties in the normal course of business that can influence our future financial performance. A description of the risks that are likely to influence investors’ decisions to purchase, sell or hold our units is presented in our 2006 Annual Information Form, which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on our website at www.fording.ca. The Trust and Elk Valley Coal assess and prioritize risks on an annual basis. The following briefly addresses some, but not all, of the high or elevated risk factors identified in 2006 that could affect the Trust and its investments, their future financial results, the amount of cash available for distribution and the nature of the Trust itself.

BUSINESS RISKS

An inherent risk of Elk Valley Coal’s business model is its dependence on the sale of a single group of products, metallurgical coal, to a relatively small number of customers in a single industry, which is the manufacturing of steel. This increases our exposure to earnings volatility as the global prices of

Management's Discussion and Analysis                                                                                                                 2006 Annual Review  •  36

metallurgical coal rise and fall. There is currently no commodity derivative market for metallurgical coal, which prevents Elk Valley Coal from using derivative contracts to hedge its coal prices, although we do use foreign exchange forward contracts to fix the rate of conversion to Canadian dollars on our share of U.S. dollar denominated cash flows. Further, one customer accounted for approximately 11% of Elk Valley Coal’s revenues for 2006 and the loss of this customer could harm Elk Valley Coal’s business.

While Elk Valley Coal’s mining costs are competitive on a global basis, its transportation costs are significantly higher than its primary competitors located in Australia. Substantially all of Elk Valley Coal’s product is transported relatively long distances to the ports in Vancouver with the balance shipped to customers in eastern North America. In addition, Elk Valley Coal is dependent on a single rail carrier that transports approximately 90% of its product, and one terminal facility that loads approximately 70% of its coal onto ships. There are currently no cost-effective alternatives to these providers, certainly in the near term. The small number of rail and port service providers impacts Elk Valley Coal’s negotiated service rates. In addition, weather problems, rail and port capacity issues, prolonged labour stoppages, availability of vessels, contractual disputes or other factors that prevent the rail carriers or the terminals from providing their services could seriously impact our financial results. The risks related to the narrow range of Elk Valley Coal’s operations and its relatively high transportation costs make us particularly vulnerable to coal price decreases.

Elk Valley Coal attempts to mitigate, but not eliminate, these business risks as follows:

•

It forges strong, long-term commercial relationships with its customers;

•

It focuses on optimizing the quality of its products to help achieve maximum value for its products in the marketplace;

•

It maintains adequate reserves to remain a reliable, long-term supplier of high-quality hard coking coal to the marketplace;

•

It attempts to maintain its significant market share and maintains production from several operations;

•

It works to ensure stability and reliability of production and transportation so that it remains a preferred supplier and provides a viable alternative to its primary competitors in Australia;

•

It holds an equity position in Neptune Terminals and pays for terminal services on a cost-sharing basis with the other partners, which substantially reduces its overall cost of shipping through this port.

INDUSTRY RISKS

Substantially all of the coal that Elk Valley Coal produces is sold to steel manufacturers. The steel industry’s demand for coking coal is affected by a number of factors including the cyclical nature of that industry and the availability of substitutes for steel such as aluminium, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for coking coal, which would have a material adverse effect on our cash available for distribution. In addition, steel manufacturers are currently seeking ways to reduce their dependence on relatively high-cost hard coking coals through improved blending techniques or other technological changes in the steel making process. Steel manufacturers are concerned about coal quality specifications and are placing a premium value on certain grades of hard coking coal that can be blended with lower cost coals and still achieve adequate coke quality.

Significant reserves of high-quality metallurgical coal have been identified in Mongolia, Russia, Mozambique and other locations, which have not yet been fully developed but have the potential to add a significant amount of supply in the longer term. In addition, existing producers of metallurgical coal have experienced cycles of oversupply in the past due to excess production. Relatively high prices for metallurgical coal over the past 2 years have resulted in a number of new market entrants, which has opened access to coal reserves that were not previously economically viable when prices were lower. A situation of oversupply would put downward pressure on global metallurgical coal prices and could seriously harm Elk Valley Coal’s business.

Elk Valley Coal attempts to mitigate, but not eliminate, these industry risks as follows:

•

It preserves its value to customers by maximizing the quality of its coal products and the stability and reliability of its supply to the market;

•

It works with its customers to understand their needs so it can meet their specifications and adapt to changes;

•

It monitors the global metallurgical coal industry very closely so it understands and can react to new sources of supply, new competitors and technological alternatives.

REGULATORY RISKS

Elk Valley Coal’s long-range mining plans are dependent upon the successful negotiation of mining permits and land leases with the provincial governments of British Columbia and Alberta, as well as aboriginal peoples. While its relationships with the provincial governments and aboriginal peoples are generally good, there is a risk that leadership changes or other developments could cause these parties to change their requirements or to demand greater compensation, impose new environmental restrictions or limit access to important mining areas. Environmental legislation is subject to interpretation and the requirements are evolving. New environmental legislation or stricter interpretation of existing legislation could interfere with Elk Valley Coal’s ability to operate.

Elk Valley Coal attempts to mitigate, but not eliminate, these regulatory risks as follows:

•

It develops and promotes its role as a responsible community partner committed to the sustainable economic and social development of the rural communities in which it operates;

•

It has committed to building honest and mutually beneficial relationships with the aboriginal communities where the operations are located;

•

Its operating procedures are designed to facilitate environmental protection and compliance with the regulatory process.

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MANAGEMENT’S REPORT

March 1, 2007

Management’s Responsibility for the Financial Statements

The accompanying Consolidated Financial Statements and related financial information are the responsibility of management and have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. These Consolidated Financial Statements necessarily include amounts that reflect management’s judgment and best estimates.

The Board of Trustees on the recommendation of the Audit Committee approves the Consolidated Financial Statements. The Audit Committee consists of three members, all of whom are unrelated Trustees. The Audit Committee reviews the Consolidated Financial Statements with management and the independent auditors prior to submission to the Board for approval. The Audit Committee reviews interim consolidated financial statements with management and the independent auditors prior to approval by the committee and submission to unitholders and regulatory authorities. The Audit Committee also has the duty to review critical accounting policies and significant estimates and judgments underlying the consolidated financial statements prepared by management, to recommend to the Board of Trustees the independent auditors to be proposed to the unitholders for appointment, and to approve the fees of the independent auditors.

The independent auditors, PricewaterhouseCoopers LLP, have conducted an examination of the Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards on behalf of the unitholders. The report of the independent auditors is included with the Consolidated Financial Statements. The independent auditors have full and free access to the Audit Committee of the Board of Trustees.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Trust’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2006.

The independent auditors, PricewaterhouseCoopers LLP, have audited management’s assessment of the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006. The report of the independent auditors is included with the Consolidated Financial Statements.

Boyd Payne

R. James Brown

President

Vice President and Chief Financial Officer

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Independent Auditors’ Report

To the Unitholders of

Fording Canadian Coal Trust

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Fording Canadian Coal Trust as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Fording Canadian Coal Trust as at December 31, 2006 and 2005, and the related consolidated statements of income, accumulated earnings and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Trust’s financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  We conducted our audits of the Trust’s financial statements as at December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005 in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

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Internal control over financial reporting

We have also audited management's assessment, included in the accompanying Management’s Report, that the Trust maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and on the effectiveness of the Trust’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  An entity’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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In our opinion, management’s assessment that the Trust maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the COSO.  Furthermore, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Chartered Accountants

Calgary, Alberta, Canada

March 1, 2007

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FORDING CANADIAN COAL TRUST
CONSOLIDATED BALANCE SHEETS

	As at December 31
(millions of Canadian dollars)	2006	2005
Assets
Current assets
Cash and cash equivalents	$144.6	$100.1
Accounts receivable	136.4	153.3
Inventory (note 4)	137.4	188.0
Prepaid expenses	5.7	3.5
	424.1	444.9
Capital assets (note 5)	612.9	695.2
Goodwill (note 9)	12.9	21.6
Other assets (note 6)	23.9	20.9
	$1,073.8	$1,182.6
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$124.0	$116.2
Income taxes payable	31.8	36.2
Distributions payable	139.7	235.2
Current portion of long-term debt (note 7)	1.7	1.8
	297.2	389.4
Long-term debt (note 7)	312.5	215.2
Other long-term liabilities (note 8)	103.3	103.1
Future income taxes (note 9)	54.1	60.2
	767.1	767.9
Commitments and contingencies (note 10)
Subsequent event (note 19)
Unitholders' equity (note 11)
Trust units	359.7	359.4
Accumulated earnings	1,672.6	1,174.8
Accumulated cash distributions	(1,734.6)	(1,124.4)
Foreign currency translation account	9.0	4.9
	306.7	414.7
	$1,073.8	$1,182.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  42

FORDING CANADIAN COAL TRUST
CONSOLIDATED STATEMENTS OF INCOME

		Years ended December 31
(millions of Canadian dollars,	2006	2005	2004
except per unit amounts)
Revenues	$1,845.3	$1,874.8	$1,167.2
Expenses
Cost of product sold	561.4	497.4	454.4
Transportation	509.0	517.5	449.2
Selling, general and administration	37.4	30.7	32.8
Depreciation and depletion	53.1	52.3	60.7
	1,160.9	1,097.9	997.1
Income from operations	684.4	776.9	170.1
Other income (expense)
Interest expense	(18.7)	(11.3)	(12.8)
Other items, net (note 14)	(89.4)	34.7	(20.2)
Income before taxes	576.3	800.3	137.1
Income tax expense (reversal) (note 9)	78.4	(33.9)	(13.0)
Net Income	$497.9	$834.2	$150.1
Weighted average number of units
outstanding (millions) (note 11)
Basic	147.0	147.0	145.5
Diluted	147.1	147.0	145.5
Basic and diluted earnings per unit	$3.39	$5.67	$1.03

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS

		Years ended December 31
(millions of Canadian dollars)	2006	2005	2004
Balance - beginning of year	$1,174.8	$340.6	$190.5
Net income	497.9	834.2	150.1
Redemption of units	(0.1)	-	-
Balance - end of year	$1,672.6	$1,174.8	$340.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  43

FORDING CANADIAN COAL TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31
	2006	2005	2004
(millions of Canadian dollars)
Operating activities
Net Income	$497.9	$834.2	$150.1
Items not using (providing) cash:
Depreciation and depletion	53.1	52.3	60.7
Loss (gain) on disposal of assets	(1.6)	0.3	0.2
Provision for asset retirement obligations, net	3.2	3.1	3.1
Unrealized foreign exchange loss (gain) on long-term debt	4.2	(8.1)	(0.3)
Future income tax expense (reversal)	2.6	(97.2)	(31.3)
Other items, net	1.8	0.6	0.2
Non-controlling interest	6.8	3.9	-
Write-down of NYCO (note 19)	52.5	-	-
Change in accounting policy for in-process inventory (note 3)	31.7	-	-
Loss (gain) on reduction of interest in EVCP	-	(6.1)	35.2
Gain on issuance of partnership interest	-	(27.2)	-
Income from change in inventory valuation	-	-	(10.8)
	652.2	755.8	207.1
Decrease (increase) in non-cash working capital (note 15)	38.2	(123.0)	62.1
Cash from operating activities	690.4	632.8	269.2
Investing activities
Additions to capital assets	(30.8)	(120.7)	(72.8)
Proceeds on disposal of assets	2.3	1.5	1.1
Other investing activities, net	2.7	(2.2)	12.2
Cash used in investing activities	(25.8)	(121.4)	(59.5)
Financing activities
Distributions paid (note 15)	(705.7)	(529.0)	(196.7)
Increase (decrease) in long-term debt	94.8	18.1	(101.1)
Issuance of units, net	0.3	1.7	100.4
Redemption of units	(0.1)	-	-
Other financing activities, net	(9.4)	(3.0)	(0.3)
Proceeds from issuance of partnership interest (note 8)	-	36.4	-
Cash used in financing activities	(620.1)	(475.8)	(197.7)
Increase in cash and cash equivalents	44.5	35.6	12.0
Cash and cash equivalents - beginning of year	100.1	64.5	52.5
Cash and cash equivalents - end of year	$144.6	$100.1	$64.5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  44

1.  STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust governed by a Declaration of Trust and the laws of the Province of Alberta. The Trust was originally formed in connection with a Plan of Arrangement effective February 28, 2003 (the 2003 Arrangement).  These consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor company, Fording Inc., being the public company existing prior to the 2003 Arrangement (Old Fording).

The Trust is a flow-through structure under Canadian income tax laws and all taxable income of the Trust is generally distributed to the unitholders without being taxed at the Trust level.  The Trust does pay provincial mineral taxes and Crown royalties as well as foreign income taxes on its U.S. and Mexican subsidiaries.  On October 31, 2006, the Federal Government of Canada announced changes to Canadian income tax regulations (the October 31 Announcement) that are expected to result in the taxation of existing income and royalty trusts, other than real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.

The principal asset of the Trust is its 60% interest in Elk Valley Coal Partnership (Elk Valley Coal), which was created by the 2003 Arrangement and is accounted for as a joint venture by the Trust.  Elk Valley Coal combined the metallurgical coal mining operations and assets formerly owned by Old Fording, Teck Cominco Limited and/or its affiliates (Teck Cominco) and the Luscar/CONSOL joint ventures.  Elk Valley Coal produces and distributes metallurgical coal, with six mines located in British Columbia and Alberta, Canada.

The Trust also holds a 100% interest in NYCO, which mines and processes wollastonite and other industrial minerals at two operations in the United States and one operation in Mexico.  In February 2007, the Trust reached a non-binding agreement in principle for the sale of NYCO – see note 19.

References in the financial statements to Elk Valley Coal are either to Elk Valley Coal Partnership or to the Trust’s Elk Valley Coal segment as the context requires. The Elk Valley Coal segment includes the Trust’s interest in the Elk Valley Coal Partnership and certain financial transactions of the Trust’s subsidiaries that relate to the segment such as foreign currency hedging activity and mineral taxes.

Prior to August 24, 2005, the Trust held all of the shares and subordinated notes of its operating subsidiary company, Fording Inc. (the Corporation).  Effective August 24, 2005, the Trust reorganized its structure pursuant to a plan of arrangement, (the 2005 Arrangement), under which substantially all of the assets of the Corporation were transferred to a new entity, Fording Limited Partnership (Fording LP), and the Trust. The 2005 Arrangement created a flow-through structure whereby the Trust directly and indirectly owns all of the partnership interests of Fording LP, which holds the partnership interests in Elk Valley Coal previously held by the Corporation.

At the date of the 2003 Arrangement the Corporation held a 65% interest in Elk Valley Coal and the remaining 35% interest was held by Teck Cominco.  The agreement governing Elk Valley Coal provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceeded certain target levels. Teck Cominco’s interest in Elk Valley Coal increased from 35% to 38% effective April 1, 2004, increased from 38% to 39% effective April 1, 2005, and increased from 39% to 40% effective April 1, 2006. The change in interest resulted in a pro-rata reduction in the Trust’s share of all of the assets and liabilities of Elk Valley Coal and a net charge to earnings of $32.1 million over the two years ended December 31, 2005.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  45

Effective January 1, 2007, the Trust reorganized its structure pursuant to a plan of arrangement (the 2006 Arrangement).  The 2006 Arrangement resulted in the establishment of a royalty interest of the Trust in the income of Fording LP.  As a royalty trust, current provisions of the Canadian Income Tax Act do not limit the level of foreign ownership of units of the Trust.   The 2006 Arrangement did not impact the consolidated balance sheet or statements of income or cash flows of the Trust.

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Trust and its subsidiaries, all of which are wholly owned.

A significant portion of the Trust’s results are from activities conducted on a joint-venture basis. The consolidated financial statements reflect the Trust’s proportionate interest in such ventures. A joint venture is an economic activity resulting from a contractual arrangement whereby two or more venturers jointly control the economic activity. Joint control of an economic activity is the contractually agreed sharing of the continuing power to determine its strategic operating, investing and financing policies. Investments in companies over which the Trust does not exercise either control or joint control, but for which the Trust exercises significant influence over the operating, investing and financing decisions, are accounted for using the equity method.

The material differences between Canadian and United States generally accepted accounting principles as they apply to the Trust are discussed in note 18.

Measurement uncertainty

The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. The most significant estimates relate to capital assets, including reserves, goodwill, asset retirement obligations, employee future benefits and inventory valuation, together with their attendant impact on earnings. Other estimates relate to accounts receivable (doubtful accounts), and accounts payable, accrued liabilities, future income taxes and other obligations of the Trust and its subsidiaries.

Depreciation and depletion of capital assets are dependent upon estimates of useful lives of buildings and equipment and reserve estimates, both of which are determined with the exercise of judgement. The assessments of any impairment of capital assets and goodwill are dependent upon estimates of fair value that take into account factors such as reserves, economic and market conditions and the useful lives of assets. Asset retirement obligations are recognized in the period in which they arise and are stated as the fair value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, mining plans, environmental laws and regulations and remediation practices. Employee future benefits are subject to actuarial calculations that are complex and utilize a number of economic and demographic assumptions that are continually updated and may prove to be incorrect.  Inventory reserves are based on estimates of net realizable value, which require judgements about market conditions that may change over time.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  46

Cash and cash equivalents

Temporary investments with maturities of 90 days or less at the time of purchase are considered to be cash equivalents and are recorded at cost, which approximates market value.

Accounts receivable

Periodically, trade accounts receivable are sold, at a discount, for cash such that ownership of the accounts receivable is transferred to the purchaser. No interests are retained in the accounts receivable other than the deductible associated with trade credit insurance and any obligations arising from commercial disputes with respect to the product sold. The accounts receivable are sold at a discount that reflects a financing rate from the time of the sale to the date of maturity of the account receivable. The accounts receivable are removed from the balance sheet and the discount is charged to earnings when sold and consideration is received. Any provision for the trade credit insurance deductible is considered together with the allowance for doubtful collection of unsold accounts receivable.

Inventory

Product and raw minerals inventory are valued at the lower of average cost and net realizable value. Average cost includes direct and indirect expenses associated with extracting and processing minerals from the mines, as well as certain allocated expenses such as depreciation and overhead. Net realizable value is the expected difference between the average selling price for the finished product less the costs to get the product into saleable form and to the selling location.

Stores and materials inventory represents consumable spare parts on hand. This is valued at the lower of actual cost or net realizable value. Actual costs represent the delivered price of the item. Net realizable value, if held for use, is actual cost less any provision for obsolescence. If held for sale, net realizable value is the fair market value of the parts less any costs associated with their disposal.

Capital assets

Land, buildings and equipment are recorded at cost, and maintenance and repairs of a routine nature are expensed as incurred. Buildings are depreciated on the straight-line basis over their useful lives, ranging from 15 to 40 years. Equipment is depreciated on the straight-line basis over its useful life, determined by the number of hours expected to be in operation, which ranges from 5 to 35 years.

Mineral properties and development include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase. Depletion on producing properties is provided using a unit-of-production method based upon the proven and probable mineral reserve position of the mine at the beginning of the year. Development costs incurred to expand the capacity of operating mines, to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized and charged to operations on a unit-of-production method based upon proven and probable mineral reserves.

Exploration costs are charged to earnings in the period in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves have been established, in which case they are capitalized. Upon commencement of production, these capitalized costs are charged to operations on a unit of production method based upon proven and probable mineral reserves.

When the net carrying value of a capital asset, less its related asset retirement obligation net of related future income taxes, exceeds the estimated undiscounted future net cash flows together with its residual value, the asset is written down to its fair value. Capital assets are tested for impairment whenever events or circumstances indicate the carrying amount may not be recoverable.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  47

Goodwill

Goodwill is the excess of the cost of the acquired investment over the fair value amounts assigned to the identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually or when an event or circumstance occurs that would indicate that the asset may be impaired. Any impairment loss is recognized in current period earnings.

Research and development

Research costs are charged to earnings in the period in which they are incurred.

Development costs related to products and processes for which the technical and economic feasibilities are established are deferred until commercial production or until the process is in use, at which point they are amortized over the useful life of the asset.

Capitalized interest

Interest is capitalized on major capital projects under development based on the borrowing rate related to the project or the average cost of borrowing.

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred or revised and amortized to earnings over the asset’s estimated useful life. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the accumulated obligation. The asset retirement obligation is reviewed annually and revised for changes in estimated future costs and regulatory requirements.

Foreign currency translation

Transactions denominated in a foreign currency are translated at the exchange rate in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at period-end exchange rates and any gain or loss is recorded as a component of Other items, net in the consolidated statement of income.

The functional currency and therefore the unit of measure of NYCO is the U.S. dollar. The financial statements of the Mexican operations are remeasured from Mexican pesos into U.S. dollars using the year-end exchange rate for monetary assets and liabilities, and the historical exchange rates for non-monetary assets and liabilities. Foreign currency revenues and expenses are remeasured at the exchange rate in effect on the dates of the related transactions, except for provisions for depreciation and depletion, which are remeasured on the same basis as the related assets. Foreign currency transaction gains and losses are recorded as a component of Other items, net in the consolidated statement of income.

The U.S. dollar accounts of the NYCO operations are translated into Canadian dollars, the reporting currency of the Trust, using the current rate method. Assets and liabilities are translated using the year-end exchange rates for assets and liabilities, and revenues and expenses are translated at the average exchange rates in effect for the year. Exchange gains or losses arising from translation are recorded in unitholders’ equity as foreign currency translation adjustments.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  48

Financial instruments

The Trust utilizes derivative financial instruments, consisting of foreign exchange forward contracts, to manage its foreign currency exposure to changes in the U.S. dollar exchange rate. The Trust’s policy is to not employ financial instruments for trading or speculative purposes. When hedge accounting is elected, the Trust formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.

Through December 31, 2006, the Trust has elected to use hedge accounting when there was a high degree of effectiveness between changes in cash flows of the financial instrument and the cash flows of the hedged item. The effectiveness of the hedging relationship, which is defined as a close correlation of cash flows of the hedging instrument to the hedged item, was formally assessed and documented.  Derivative financial instruments accounted for as hedges are not recognized in the consolidated balance sheets. The gains and losses on these derivative financial instruments are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the derivative financial instrument is settled. The gain or loss is netted against the item that was hedged. Gains and losses resulting from any ineffective hedging relationships are accrued and recorded as a component of Other items, net in the consolidated statement of income.

Revenue recognition

Sales revenues are recognized when the risks and rewards of ownership pass to the customer. For coal sales, this occurs when the coal is either loaded onto a train, truck or an ocean going vessel or when it is unloaded at the final destination, depending on the terms of the sales contract. NYCO revenues are recognized upon shipment to customers from the plant or warehouse.

Income taxes

Future tax assets and liabilities are based on differences between the value of assets and liabilities in the financial statements and their values for provincial mineral tax and Crown royalty purposes, using substantially enacted tax and royalty rates. The effect of changes in the provincial mineral tax and Crown royalty rates on future income tax assets and liabilities is recognized in the period that the change occurs. A future tax asset is recognized if it is more likely than not to be realized.

The 2005 Arrangement created a flow-through structure. Accordingly, the Trust does not currently recognize any future Canadian corporate income tax assets or liabilities on temporary differences. Refer to note 10 for an explanation of the contingency related to income taxes resulting from the October 31 Announcement.

Stock-based compensation

The fair-value method of accounting for stock-based compensation related to unit options was adopted for all awards granted, modified or settled on or after January 1, 2003. No options have been granted since the 2003 Arrangement.

A unit equivalent plan is in place for Trustees and Directors, who can receive a portion of their compensation in unit equivalents. The unit equivalents when granted are valued using the five-day weighted average trading price of a unit immediately preceding the award date and vest over a one-year period. The vested unit equivalents are re-valued quarterly based on the closing price of the units trading on the Toronto Stock Exchange, with an equivalent charge to earnings. Unit equivalents are paid in either cash or units at the option of the holder.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  49

Employee future benefits

The costs of pensions and other post-retirement benefits (primarily health care and life insurance) are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected costs. The expected return on plan assets is estimated based on the fair value of plan assets. The projected benefit obligation is discounted using a market interest rate for high quality corporate debt instruments at year end.

For defined benefit pension plans, employee future benefit expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments, and the amortization of actuarial gains or losses when they exceed 10% of the greater of the benefit obligation and the related market value of plan assets. The amortization period for adjustments and net actuarial gains or losses is the expected average remaining service lives of employees covered by the various plans.

Contributions to defined contribution pension plans are expensed when the benefits are earned.

The costs of post-retirement benefits other than pensions are recognized on an accrual basis over the estimated remaining service lives of employees.

3.  RECENT AND UPCOMING CHANGES IN ACCOUNTING POLICIES

Stripping costs and in-process inventory

The CICA Emerging Issues Committee issued EIC-160, Stripping Costs Incurred in the Production Phase of a Mining Operation, effective for years commencing on or after July 1, 2006. The Trust  adopted the guidance of this abstract effective January 1, 2006 on a prospective basis. The abstract requires the cost of stripping activities during the production phase of the mine to be accounted for according to the benefit received. Generally, such costs are expensed as variable production costs; however, the costs are capitalized if they can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in absence of the stripping activity.  Any capitalized stripping costs are described as investing activities in the cash flow statement and are depleted on a unit-of-production basis over the life of the reserves that directly benefit from the specific stripping activity.

This Abstract also clarified that minerals or coal must be produced, or extracted from the mine, to be considered inventory, which required the Trust to change its accounting policy with respect to mineral and raw coal inventory. The Trust previously considered minerals and raw coal exposed in the mining bench and stockpiled in the pit to be in-process inventory. The adoption of the guidance in the Abstract resulted in a $31.7 million reduction of inventory and an equivalent charge to income as of January 1, 2006, which is reported in the consolidated statement of income as a component of Other items, net.

Financial Instruments, Hedges and Comprehensive Income

CICA Handbook section 3855, Financial Instruments – Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, will be applicable to the Trust commencing with its 2007 fiscal year.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  50

Section 3855 establishes standards for recognizing and measuring financial instruments and non-financial derivatives.  The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized.  The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value.  For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement.  With respect to financial instruments other than derivatives, the adoption of section 3855 is not expected to have a material impact on the consolidated statement of income because the Trust’s non-derivative financial instruments will continue to be carried at amortized cost under the new accounting standard.

In accordance with section 3855, derivative financial instruments, consisting of foreign exchange forward contracts, outstanding as of January 1, 2007 will be recorded on the 2007 opening balance sheet as a liability at their fair value of $4.5 million.  These derivatives outstanding on the transition date will not be designated as hedges under section 3865.  Under the transition provisions of section 3855 and 3865, the Trust will record a charge to the 2007 opening balance of accumulated other comprehensive income of $4.5 million. The adoption of section 3855 and the Trust’s election not to designate the foreign exchange forward contracts as hedges may have a material impact on the consolidated financial statements of the Trust depending on the volatility of the Canadian/U.S. dollar exchange rate. The Trust expects to enter into a significant number of foreign exchange forward contracts, in accordance with its regular ongoing foreign currency risk management program, and these derivatives will be carried at fair value on the consolidated balance sheet with changes in the fair value of the derivative between the date of inception and the maturity date being recorded as gains or losses in the consolidated statement of income. This may contribute to earnings volatility in response to changing exchange rates and the amount of outstanding foreign exchange forward contracts.

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures.  The recommendations of this section are optional and are only required if the entity is applying hedge accounting.  The Trust does not intend to apply hedge accounting at this time under section 3865.  The derivatives outstanding at December 31, 2006 are currently designated as hedges under AcG-13 and, accordingly, are not recorded in the consolidated balance sheet as of December 31, 2006.

Section 1530 introduces the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income.  Accumulated other comprehensive income will be a new caption within the unitholders’ equity section of the consolidated balance sheet.  Comprehensive income will include certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income.  For the Trust, the major item that will be included in comprehensive income is the foreign currency translation adjustment.  The January 1, 2007 opening balance sheet of the Trust will include the reclassification of the foreign currency translation account of $9.0 million to accumulated other comprehensive income.  This reclassification will not affect total unitholders’ equity or net income.

4.  INVENTORY

	As at December 31
(millions of dollars)	2006	2005
Product and raw minerals	$88.3	$149.8
Stores and materials	49.1	38.2
	$137.4	$188.0

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  51

FORDING CANADIAN COAL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  CAPITAL ASSETS

(millions of Canadian dollars)		As at December 31, 2006
		Accumulated	Net book
	Cost	Amortization	Value
Land, buildings and equipment	$794.7	528.1	266.6
Mineral properties and development	474.9	131.2	343.7
Capital leases	3.1	0.5	2.6
	$1,272.7	659.8	612.9

(millions of Canadian dollars)		As at December 31, 2005
		Accumulated	Net book
	Cost	Amortization	Value
Land, buildings and equipment	$892.9	$492.6	$400.3
Mineral properties and development	413.8	122.3	291.5
Capital leases	3.7	0.3	3.4
	$1,310.4	$615.2	$695.2

At December 31, 2006, costs of $11.8 million (2005 - $10.2 million) were capitalized for reserves and coal deposits located on properties not currently being mined and for equipment not yet placed in service, which are not being amortized. During the year, no interest was capitalized (2005 – $nil) for major projects under construction.

Prior to 2006, certain stripping costs incurred during the production phase of mining were deferred.  No stripping costs were deferred in 2006.  The net book value of these deferred stripping costs at December 31, 2006 was $37.8 million (2005 - $39.1 million), which is included in mineral properties and development.  The balance is being depleted using a unit-of-production method based upon proven and probable mineral reserves.  Depletion expense on these deferred stripping costs was $1.3 million for 2006.

The $52.5 million pre-tax write-down of NYCO’s capital assets, described in note 19, was allocated between the capital asset groups on a pro-rata basis. This resulted in a $40.4 million reduction in the cost of NYCO’s land, buildings and equipment and a $12.1 million reduction in the cost of NYCO’s mineral properties and development.

6.  OTHER ASSETS

	As at December 31
(millions of Canadian dollars)	2006	2005
Long-term receivables	$6.5	$8.0
Accrued pension benefits (note 8)	14.3	9.5
Deferred charges	0.9	1.1
Other	2.2	2.3
	$23.9	$20.9

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  52

7.  LONG-TERM DEBT AND BANKING FACILITIES

	As at December 31
(millions of Canadian dollars)	2006	2005
Long-term debt
Five-year bank credit facilities:
US$250 million (2005 - US$167.0 million) in LIBOR rate loans
w ith an average interest rate of 5.9% (2005 - 5.0%)	$291.3	$194.7
Revolving bankers acceptances bearing an average interest rate of 4.9%	18.0	-
Prime rate loan bearing an average interest rate of 5.0%	-	15.6
Other debt
Equipment financing due 2009
bearing an interest rate of 5.1%	2.8	3.9
Capital lease obligations expiring in 2011
w ith interest rates varying from 5.3% to 5.5%	2.1	2.8
	314.2	217.0
Less current portion	(1.7)	(1.8)
	$312.5	$215.2

The Trust and Elk Valley Coal together have a $600.0 million five-year revolving bank credit facility with a syndicate of banks. The banks have committed $400.0 million to the Trust and $200.0 million to Elk Valley Coal.  The borrowings can be an equivalent amount in Canadian or U.S. dollars. As of December 31, 2006, the five-year facility was due February 10, 2011, and could be extended annually for one additional year at the request of the borrowers and with the concurrence of the banking syndicate. Subsequent to year end, the syndicate of banks agreed to extend the maturity date of the facility to February 11, 2012.  The facility may be utilized for borrowings and to issue letters of credit or guarantee. The forms of borrowings are at the discretion of the borrowers.  Short-term borrowings may be rolled over at the sole discretion of the borrowers, except if an event of default has occurred in which case the maximum period is one month. The Trust’s borrowings are currently in the form of U.S. dollar LIBOR rate loans and Elk Valley Coal’s borrowings are currently in the form of bankers acceptances.

The Trust’s borrowings under the facility are supported by an unsecured guarantee of Elk Valley Coal, which is limited in recourse to a partner’s interest in Elk Valley Coal except for Fording LP, and a security agreement over Fording LP’s interest in Elk Valley Coal. Elk Valley Coal’s borrowings are supported by an unsecured guarantee of the Trust. A default by either the Trust or Elk Valley Coal triggers a default under the facility.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  53

At December 31, 2006, the Trust’s share of other uses of bank facilities and unused lines of credit are summarized in the following table:

	As at December 31
(millions of Canadian dollars)	2006	2005
Other use of bank credit facilities
Issued and outstanding letters of credit
and guarantee:
The Trust	$0.1	$0.1
Elk Valley Coal	51.3	48.7
	$51.4	$48.8
Unused bank credit facilities
The Trust	$108.6	$205.2
Elk Valley Coal	50.7	25.7
	$159.3	$230.9

Elk Valley Coal also has a facility with a member of the banking syndicate to allow for the sale of accounts receivable. See note 10.

8.  OTHER LONG-TERM LIABILITIES

	As at December 31
(millions of Canadian dollars)	2006	2005
Asset retirement obligations	$68.9	$70.6
Pension and other post-retirement benefits	26.5	23.1
Non-controlling interest	7.0	7.8
Other, net	0.9	1.6
	$103.3	$103.1

Asset retirement obligations

Asset retirement obligations are based on the fair value of known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The estimated costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas as those areas become available for reclamation. The calculations of the asset retirement obligations include estimates of reclamation spending over the next 35 years. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Reclamation of buildings and processing plants is expected to occur at the end of mining operations in the general area. These obligations are funded from general cash resources at the time reclamation work is completed.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  54

The following table presents the reconciliation of asset retirement obligations:

	As at December 31
(millions of Canadian dollars)	2006	2005
Balance - beginning of year	$70.6	$68.9
Liabilities incurred	1.6	1.6
Liabilities settled	(1.6)	(2.5)
Accretion expense	4.4	4.2
Revision in estimated cash flow s	(6.8)	(3.2)
Other	0.7	1.6
Balance - end of year	$68.9	$70.6

Asset retirement obligations and costs are periodically reviewed and are revised for changes in future estimated costs and regulatory requirements.  At December 31, 2006, the total estimated undiscounted cost to settle the obligation is $151.9 million (2005 - $136.7 million), which using a credit adjusted risk-free rate of 6.8% and an annual inflation factor of 2.0%, results in a discounted obligation of $68.9 million (2005 - $70.6 million).

Pension and other post-retirement benefit obligations

	As at December 31
(millions of dollars)	2006	2005
Pensions	$11.7	$10.0
Other post retirement benefits	14.8	13.1
	$26.5	$23.1

Substantially all employees participate in either a defined benefit or defined contribution pension plan.

There are several defined contribution plans which require minimum matching contributions by the employees and some of these plans permit additional voluntary contributions to be made by the employees. Two of these plans are for NYCO’s operations in the U.S. and the remaining relate to Elk Valley Coal. The cost of these plans for the year ended December 31, 2006 was $3.6 million (2005 - $2.8 million; 2004 - $2.4 million), which includes the employer contributions and payments of fees to third party service providers. There have been no significant changes to these plans which would affect the comparability to prior year’s compensation expense.

There are six defined benefit plans, all of which do not require employee contributions, although two allow for limited voluntary employee contributions. Three of these plans are for Elk Valley Coal while the other three relate to NYCO’s operations in the United States. The benefits are determined using two alternative methodologies depending on the plan. Under the “best average pay” plans the pension benefit is determined by applying a formula to the best average earnings over a given period. Under the “flat benefit” plans, the pension benefit is a fixed dollar amount per month for each year of service. For accounting purposes the accrued benefit obligation and fair market value of plan assets are measured at December 31, 2006.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  55

Under the applicable legislation, actuarial valuations are to be completed on a three year cycle in Canada, and annually in the U.S. The purpose of the actuarial valuation is to confirm the actuarial liability relating to members in the plan and to establish the minimum contributions that are required to be made in order to fund the plan from the date of the actuarial valuation to the effective date of the next actuarial valuation. Two of the Elk Valley Coal defined benefit plans and the three defined benefit pension plans related to NYCO’s operations will have actuarial valuations completed as at December 31, 2006. The third Elk Valley Coal plan was completed as at December 31, 2005.

Investment strategies support the objectives of each defined benefit pension plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective is to achieve an annual return on plan assets over a four-year period equal to at least the general inflation rate plus 4.0%. The assets of Elk Valley Coal’s and NYCO’s defined benefit pension plans are managed by pension fund managers under the oversight of their respective pension committees.  An asset allocation mix has been developed for each defined benefit pension plan to help achieve this objective. The plan assets are monitored quarterly and rebalanced when the asset classes exceed their target asset allocations. Reviews of the investment guidelines for each plan are undertaken annually and portfolio and investment managers’ performance is monitored quarterly.

Defined benefit pension expense includes the following components:

		Years ended December 31
(millions of dollars)	2006	2005	2004
Current service cost of benefits earned by employees in the period	$6.8	$5.1	$4.6
Interest cost on projected benefit obligation	9.8	8.5	8.1
Actual return on pension fund assets	(18.4)	(13.1)	(12.7)
Difference betw een actual and expected rate of
return on plan assets	9.6	4.9	5.8
Amortization of actuarial losses	3.0	1.2	0.6
Amortization of past service costs	3.0	0.7	0.8
Net pension expense	$13.8	$7.3	$7.2

The “corridor approach” is used to account for the deferral and amortization of certain actuarial gains or losses. If this methodology was not employed, the following expense would represent the net pension expense on the income statement:

		Years ended December 31
(millions of dollars)	2006	2005	2004
Net pension expense above	$13.8	$7.3	$7.2
Amounts deferred for later recognition:
Difference betw een expected and actual return on plan assets	(9.6)	(4.9)	(5.8)
Difference betw een past service costs amortized
and past service costs incurred	14.1	(0.7)	(0.8)
Difference betw een actuarial losses amortized
and actuarial losses incurred	2.3	24.8	21.1
	$20.6	$26.5	$21.7

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  56

Information about the defined benefit pension plans, in aggregate, is as follows:

	Years ended December 31
(millions of dollars)	2006	2005
Change in benefit obligations
Benefit obligations - beginning of year	$173.5	$139.8
Actuarial revaluation	6.0	-
Current service cost	6.8	5.1
Interest cost	9.8	8.5
Benefits paid	(6.4)	(5.4)
Decrease of discount rate	(0.7)	26.0
Plan improvements	17.1	-
Other	(0.1)	(0.5)
Benefit obligations - end of year	206.0	173.5
Change in fund assets
Fair value of fund assets - beginning of year	127.7	112.6
Actual return on fund assets	18.4	13.1
Employer contributions	16.8	8.0
Benefits paid	(6.4)	(5.4)
Other	0.2	(0.6)
Fair value of fund assets - end of year	156.7	127.7
Funded status - plan deficit	(49.3)	(45.8)
Unamortized prior service cost	15.3	1.2
Unamortized net actuarial loss	36.6	44.1
Accrued benefit asset (liability)	$2.6	$(0.5)
Represented by:
Accrued benefit assets (note 6)	$14.3	$9.5
Accrued pension liability	(11.7)	(10.0)
	$2.6	$(0.5)

Included in the above accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of the defined benefit pension plans that are not fully funded:

	As at December 31
(millions of dollars)	2006	2005
Benefit obligation	$(196.3)	$(163.2)
Fair value of fund assets	143.4	115.5
Funded status - plan deficit	$(52.9)	$(47.7)

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  57

Pension fund assets consist of the following based on fair market values:

	As at December 31
(million of dollars)	2006	2005
Cash and cash equivalents	$3.7	$3.4
Fixed income	60.0	47.4
Canadian equity	43.0	36.7
U.S. equity	34.9	24.2
European, Australian and Far East equity	15.1	16.0
	$156.7	$127.7

Included in the above defined benefit pension assets are investments in Teck Cominco and the Trust made by pension fund managers in the normal course of investing activities, which represent 0.4% of the total fair market value at December 31, 2006 (2005 – 0.4%).

Annual contributions to the defined benefit pension plans are not less than the minimum amounts required by legislation.  Based on the latest actuarial valuation reports and applicable legislation, contributions of $16.8 million (2005 - $8.0 million) were made to the defined benefit pension plans for the year ending December 31, 2006, including $10.8 million in voluntary employer contributions.  Expected contributions for 2007 are $7.4 million, which reflects the minimum amount required by legislation. No voluntary employer contributions are expected to be made in 2007.

Estimated benefit payments for each of the next 5 years through 2011 and the aggregate of the five years thereafter are as follows:

		Other
	Pension	Post-Retirement
(in millions of dollars)	Benefits	Benefits
2007	$7.1	$0.4
2008	8.1	0.5
2009	9.1	0.6
2010	10.4	0.8
2011	11.8	0.9
2012 to 2017	116.0	10.1

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  58

In addition to pension benefits, other post retirement benefits including health care and life insurance benefits are provided for retired employees, depending upon their respective terms of employment. These other post-retirement benefits are unfunded. For the year ended December 31 2006, the net costs of other post-retirement benefits that are included in Cost of product sold and Selling, general and administration expense amounted to:

		Years ended December 31
(millions of dollars)	2006	2005	2004
Current service costs	$0.9	$0.9	$0.7
Interest costs on projected benefit obligation	0.9	0.8	0.9
	$1.8	$1.7	$1.6

A one percentage point change in health care costs would have the following impact on the components of other post-retirement benefit obligations:

(millions of dollars)	1% increase	1% decrease
Increase (decrease) in total service and interest cost	$0.1	$(0.1)
Increase (decrease) in benefit obligation	$0.1	$(0.1)

Actuarial assumptions used to calculate the defined benefit pension expense and benefit obligations and to calculate other post-retirement benefit expense and obligations are:

		Years ended December 31
	2006	2005	2004
Discount rate for plan expense	5.0%	6.0%	6.5%
Discount rate for plan obligations	5.0%	5.0%	6.0%
Projected future salary increases	4.0%	4.0%	4.0%
Expected rate of return on fund assets	7.0%	7.3%	6.5%
Projected health care cost increases:
Provincial	4.0%	3.0%	3.0%
Extended care	10.0%	9.5%	10.0%
Assumed health care cost trend rate*	10.0% to 5.0%	9.5% to 5.0%	10.0% to 5.0%

The expected long-term rate of return on fund assets is developed based on projected returns for each asset class, as well as the target asset allocation of the pension portfolio.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  59

Non-controlling interest

Effective August 1, 2005 Elk Valley Coal executed an agreement with two steel producers under which each acquired a 2.5% equity investment in the Elkview Mine Limited Partnership. The proceeds on the issuance of the equity investment were $60.7 million of which the Trust’s 60% share was $36.4 million.  This transaction resulted in a dilution gain of $27.2 million, which was reported as a component of Other items, net in the 2005 consolidated statement of income.

9.  INCOME TAXES

Income tax expense is made up of the following components:

		Years ended December 31
(millions of Canadian dollars)	2006	2005	2004
Current income tax expense (reversal):
Provincial mineral taxes and Crow n royalties	$75.5	$58.7	$11.7
Foreign income taxes	0.6	0.7	4.0
Canadian corporate income taxes	(0.3)	3.9	2.6
	75.8	63.3	18.3
Future income tax expense (reversal) :
Provincial mineral taxes and Crow n royalties	9.2	31.3	1.8
Foreign income taxes	(6.6)	(0.2)	(1.7)
Canadian corporate income taxes	-	(128.3)	(31.4)
	2.6	(97.2)	(31.3)
Total income tax expense (reversal)	$78.4	$(33.9)	$(13.0)

Prior to the 2005 Arrangement, income tax expense had consisted of current and future Canadian corporate income taxes, provincial mineral taxes and Crown royalties, and foreign income taxes. Coincident with the 2005 Arrangement and the creation of a flow-through structure, the Trust reversed its accumulated future Canadian corporate income taxes of $164.3 million. The Trust no longer recognizes future Canadian corporate income tax assets or liabilities on temporary differences.   Refer to note 10 for an explanation of the contingency related to income taxes resulting from the October 31 Announcement.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  60

The following table reconciles the income tax expense calculated using statutory tax rates to the actual income tax expense.

		Years ended December 31
(millions of Canadian dollars)	2006	2005	2004
Expected income tax expense at Canadian statutory tax
rate of 39% (2005 - 39%; 2004 - 41%)	$224.8	$310.0	$55.5
Increase (decrease) in taxes resulting from:
Loss on reduction of interest in Elk Valley Coal	-	(3.7)	15.2
Allocation of Elk Valley Coal net income to the Trust	(246.3)	(231.6)	(79.3)
Provincial mineral taxes and Crow n royalties	84.7	89.9	16.7
Resource allow ance	-	(26.1)	(13.9)
Gain on issuance of partnership interest	-	(10.6)	-
Reversal of future income taxes	-	(164.3)	-
Recognition of previously unrecorded tax losses	-	-	(20.2)
Foreign tax rate differentials	-	-	0.9
Other	15.2	2.5	12.1
Income tax expense (reversal)	$78.4	$(33.9)	$(13.0)

The temporary difference comprising the future income tax assets and liabilities are as follows:

	As at December 31
(millions of Canadian dollars)	2006	2005
Future income tax assets:
Asset retirement obligations	$8.5	$7.0
	8.5	7.0
Future income tax liabilities:
Capital assets carrying value in excess of tax or royalty basis	63.1	46.9
Other	(0.5)	20.3
	62.6	67.2
Net future income tax liabilities	$54.1	$60.2

Elk Valley Coal recognized future provincial mineral tax assets of $8.7 million in 2006 and $22.8 million in 2005. The recognition of these future tax assets reduced goodwill by the same amounts as the future tax assets existed but were unrecognized at the time of the 2003 Arrangement. During 2006, $13.1 million of these future tax assets were utilized (2005 - $9.7 million).

A foreign subsidiary has income tax loss carry forwards of $39.8 million, which expire in the years 2008 through 2010. No future tax asset has been recorded for the loss carry forwards on the basis that they are unlikely to be realized in future periods.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  61

10.  COMMITMENTS, CONTINGENCIES, CREDIT RISK MANAGEMENT AND FAIR VALUES

Future income taxes

The October 31 Announcement is expected to result in the taxation of existing income and royalty trusts, other than real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.  If this legislation is enacted in its current draft form, the Trust expects to begin recording future tax assets and liabilities related to temporary differences that are expected to reverse after 2010.

Foreign exchange forward contracts

Foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars.  As at December 31, 2006, the Trust was committed to foreign exchange forward contracts totalling US$275 million at an average exchange rate $0.87, all of which mature in 2007.

At December 31, 2006, unrealized losses on foreign exchange forward contracts were $4.5 million (2005 - $56.8 million gain; 2004 - $116.2 million gain) based on the year-end U.S./Canadian dollar exchange rate of $0.86. Realized gains on foreign exchange forward contracts in 2006 were $59.4 million (2005 - $107.2 million; 2004 - $85.6 million).

Leases

Elk Valley Coal leases various mining equipment, vehicles and rail cars at several of its operations. The minimum lease payments are payable in both Canadian and U.S. dollars and at December 31, 2006 the Trust’s portion of these minimum payments is as follows:

			Total CDN$
(in millions of dollars)	US$	CDN$	Equivalent
2007	$1.4	$10.6	$12.3
2008	1.4	3.7	5.4
2009	0.9	1.1	2.1
2010	0.4	0.7	1.2
2011 and thereafter	0.4	0.1	0.5
	$4.5	$16.2	$21.5

U.S. dollar commitments have been translated to the Canadian dollar equivalent at the year-end U.S./Canadian exchange rate of $0.86.

Credit risk management

Export-coal sales represent the principal component of Elk Valley Coal’s revenues. Coal is sold under contract or in the spot market to approximately 60 customers worldwide. The majority of these customers are steel producers. Coal sales are typically contracted in U.S. dollars and terms of payment generally range from seven to 60 days. To manage its credit risk, Elk Valley Coal obtains, to the extent practical, either export trade credit insurance or confirmed irrevocable letters of credit. Credit risk for wollastonite trade receivables is limited by the large and diversified customer base and the high number of relatively small individual transactions.

The Trust, directly and through its interest in Elk Valley Coal, is exposed to credit losses in the event of non-performance by counterparties to financial instruments. However, the Trust and Elk Valley Coal deal with counterparties of high credit quality to mitigate risk of non-performance. In addition, the Trust does not believe that there are any significant concentrations of credit risk.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  •  62

Fair values

The carrying amounts of short-term financial assets and liabilities as presented in the balance sheet are reasonable estimates of fair values due to the relatively short periods to maturity and the commercial terms of these instruments. The carrying amount of long-term debt of $312.5 million at December 31, 2006 is considered to be a reasonable estimate of fair value due to the floating interest rate of the debt.

The book value of unitholders’ equity is $306.7 million at December 31, 2006 and is stated at historical amounts. The fair market value of the Trust’s outstanding units, or its market capitalization, was $3.5 billion based on the number of units outstanding and the closing price of units traded on the Toronto Stock Exchange on the same date.

Sale of receivables

Elk Valley Coal has entered into a US$75.0 million facility, which is renewable annually, allowing it to sell on a non-recourse basis certain of its U.S. dollar receivables. The proceeds from the sale of receivables are 100% of the invoiced amount less a discount equal to the applicable market financing rate as applied to the period from the date of sale to the date of maturity of the receivable. When selling a receivable, Elk Valley Coal transfers ownership of the receivable and assigns its interest in any applicable trade credit insurance coverage. Deductibles under the insurance policy are the responsibility of Elk Valley Coal and Elk Valley Coal retains any obligations arising from commercial disputes with respect to the product sold. Elk Valley Coal expends minimal effort to manage the accounts receivable subsequent to their sale and ascribes no value to this effort.

At the time of their sale, the receivables are removed from the balance sheet and the discount is charged to Other items, net in the consolidated statement of income. The Trust’s share of receivables sold in 2006 amounted to US$662.9 million (2005 – US$314.1 million). The Trust’s portion of accounts receivable sold and outstanding under this agreement as at December 31, 2006 amounted to US$8.2 million (2005 - US$19.0 million).

Neptune Terminals

By virtue of its 46% ownership interest in Neptune Bulk Terminals (Canada) Ltd. (Neptune Terminals), a terminal operation located in Vancouver, Canada, Elk Valley Coal is effectively obligated for its share of the bank indebtedness and asset retirement obligations of the terminal. The Trust’s share of these obligations at December 31, 2006 was $11.4 million (2005 - $10.9 million), and $3.3 million (2005 - $6.5 million), respectively. The interest in Neptune Terminals is accounted for using the equity method.

Other

During the normal course of business activity, the Trust is occasionally involved in litigation proceedings. Management considers the aggregate liability, if any, to the Trust in respect of these actions and proceedings not to be material.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  • 63

11.  UNITHOLDERS’ EQUITY

Authorized

The Trust has an unlimited number of units authorized for issuance pursuant to the Declaration of Trust. The units represent a beneficial interest in the Trust. All units share equally in all distributions from the Trust and have equal voting rights.

No conversion, retraction or pre-emptive rights are attached to the units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

Trust units

(in millions of units and Canadian dollars)	Units	Amount
Balance at December 31, 2004	146.9	$357.7
Units issued on exercise of options	0.1	0.2
Other	-	1.5
Balance at December 31, 2005	147.0	359.4
Units issued on exercise of options	-	0.3
Balance at December 31, 2006	147.0	$359.7
Market value of units, December 31, 2006		$3,536.3

Effective September 6, 2005, the Trust amended its Declaration of Trust to effect a three-for-one unit split. All historical and per unit amounts have been restated to reflect the split.

Accumulated cash distributions

	As at December 31
(millions of Canadian dollars)	2006	2005
Balance -beginning of year	$1,124.4	$423.8
Distributions declared	610.2	700.6
Balance - end of year	$1,734.6	$1,124.4

Cash distributions to unitholders can exceed net income. Should this persist, unitholders’ equity may decline. Further, the 2003 Arrangement resulted in the assets and liabilities of the Trust being recorded at the historical net book values recorded by Old Fording. At the time of the 2003 Arrangement, the market capitalization of the Trust was $1.4 billion and its net book value was $300.0 million. If the assets had been revalued at that time, the impact of distributions on unitholders’ equity would not be as significant.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  • 64

Foreign currency translation account

	As at December 31
(in millions of Canadian dollars)	2006	2005
Balance - beginning of year	$4.9	$7.5
Change in foreign currency translation rates on foreign subsidiaries	4.1	(2.6)
Balance - end of year	$9.0	$4.9

Earnings per unit

In calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options. The weighted average number of units outstanding for purposes of calculating basic and diluted earnings per unit is outlined in the following table:

		As at December 31
(millions of units)	2006	2005	2004
Weighted average number of units outstanding, basic	147.0	147.0	$145.5
Effect of dilutive securities, unit options	0.1	-	-
Weighted average number of units outstanding, diluted	147.1	147.0	$145.5

12.  UNIT-BASED COMPENSATION

The Trust has three unit-based compensation arrangements, including an option plan, an employee unit purchase plan and a unit equivalent plan for Trustees and Directors. These plans resulted in a compensation expense reduction of $0.3 million in 2006 (2005 – expense of $2.4 million; 2004 – expense of $2.3 million).

Option Plan

Under the 2003 Arrangement, all options to purchase common shares of Old Fording were exchanged for options to purchase units of the Trust. The Trust has not granted any options since the 2003 Arrangement.

		Weighted
		Average
		Exercise
	Number	Price
Options - January 1, 2005	143,841	$4.62
Exercised	(49,731)	3.55
Cancelled or expired	(1,752)	2.68
Outstanding - December 31, 2005	92,358	5.21
Exercised	50,130	6.34
Outstanding - December 31, 2006	42,228	$3.87

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  • 65

At December 31, 2006, the details of options outstanding, all of which are exercisable, were as follows:

		Weighted
	Number	Average	Weighted
Range of	Outstanding	Remaining	Average
Exercise	and	Contractual	Exercise
Prices	Exercisable	Life	Price
$3-5	38,328	1.8	$1.79
5-10	3,900	5.1	7.79
$3-10	42,228	2.1	$3.87

Employee Unit Purchase Plan

An employee unit purchase plan is in place whereby units of the Trust are purchased on the open market for employees. The plan allows all employees to contribute up to 6% of their base earnings while the employer contributes $1 for every $3 contributed by the employee. The cost of the plan is included in earnings, and is recognized over a one-year vesting period.

The total number of units purchased on behalf of the employees in 2006, including the employer’s contributions, was 81,421 units (2005 – 53,606 units; 2004 – 97,857 units) with the Trust’s share costing $0.5 million (2005 - $0.4 million; 2004 - $0.3 million).

Unit Equivalent Plan

Unit equivalents are issued to Directors and Trustees and are valued using the five-day weighted average trading price of a unit immediately preceding the award date and vest over a one-year period. A re-valuation of these units is performed quarterly based on the closing price of the units trading on the Toronto Stock Exchange. There were 15,223 unit equivalents awarded during 2006 (2005 – 11,625 unit equivalents; 2004 – 23,568 unit equivalents). The total compensation expense recovery for 2006 was $0.8 million (2005 – expense of $2.0 million; 2004 – expense of $2.0 million) and included the cost of vested unit equivalents and any changes in the fair value during the year of the vested units.

13.  GAIN (LOSS) ON CORPORATE REORGANIZATION

Elk Valley Coal was initially owned 65% by the Trust and 35% by Teck Cominco, the Managing Partner. The agreement governing Elk Valley Coal provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceed certain target levels. The June 2004 reports of independent experts engaged by the partners concluded that sufficient synergies had been realized to increase Teck Cominco’s interest to 40%.

The Trust and Teck Cominco agreed that substantial synergies were achieved. As a result, the partners agreed that the Trust’s distribution entitlement would be reduced to 62% effective April 1, 2004, to 61% effective April 1, 2005, and to 60% effective April 1, 2006, as the benefits of synergies flow through to unitholders. Teck Cominco’s entitlements increased correspondingly over the same period.

A $37.5 million charge to earnings was recorded in 2004 to account for the entire 5% reduction of the Trust’s interest in Elk Valley Coal. This charge was reduced by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006. In 2005, the estimate of cash to be received for the additional 1% distribution entitlement for the twelve months ended March 31, 2006 was revised, which resulted in a favourable $5.4 million adjustment to the reduction of interest in Elk Valley Coal.

Results of operations commencing with the second quarter of 2004 reflect the Trust’s 60% interest in Elk Valley Coal, while results from February 28, 2003 to March 31, 2004 include the 65% interest.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  • 66

14.  OTHER ITEMS, NET

		Years ended December 31
(millions of Canadian dollars)	2006	2005	2004
Interest and investment income	$4.6	$2.0	$1.7
Foreign exchange gains (losses)	(5.6)	4.2	0.1
Non-controlling interest	(6.8)	(3.9)	-
Other	2.6	(0.2)	4.7
Write-dow n of NYCO (note 19)	(52.5)	-	-
Change in accounting policy for in-process inventory (note 3)	(31.7)	-	-
Gain on issuance of partnership interest (note 8)	-	27.2	-
Gain (loss) on corporate reorganization (note 13)	-	5.4	(37.5)
Change in inventory valuation	-	-	10.8
	$(89.4)	$34.7	$(20.2)

15.  SUPPLEMENTAL INFORMATION

Changes in non-cash working capital

		Years ended December 31
(in millions of Canadian dollars)	2006	2005	2004
Decrease (increase) in current assets:
Accounts receivable	$16.9	$(66.5)	$(6.2)
Inventory, net of change in accounting policy for in-process inventory (note 3)	19.0	(72.2)	18.6
Prepaid expenses	(2.1)	(0.9)	(0.9)
Increase (decrease) in current liabilities:
Accounts payable, excluding capital accruals	8.9	(16.4)	47.2
Income taxes payable	(4.4)	25.5	3.7
Other	(0.1)	7.5	(0.3)
	$38.2	$(123.0)	$62.1

Financing activities related to distributions

		Years ended December 31
(in millions of Canadian dollars)	2006	2005	2004
Distributions declared	$(610.2)	$(700.6)	$(213.5)
Increase (decrease) in distributions payable	(95.5)	171.6	16.8
Distributions paid	$(705.7)	$(529.0)	$(196.7)

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  • 67

Interest in joint ventures

A significant portion of the activities of the Trust’s subsidiaries are conducted through interests in joint ventures and are accounted for on a proportionate consolidation basis. The consolidated financial statements include the proportionate share of joint venture activities as follows:

		Years ended December 31
(in millions of Canadian dollars)	2006	2005	2004
Revenues	$1,767.7	$1,797.1	$1,089.7
Operating and other expenses	1,143.1	1,032.3	930.2
Net income	624.6	764.8	159.5
Current assets	985.6	919.0	342.6
Long-term assets	607.1	628.4	559.3
Current liabilities	113.3	107.9	127.2
Long-term obligations	136.9	126.6	93.1
Cash from operating activities	746.8	628.9	263.0
Cash used in financing activities	(719.1)	(591.7)	(60.6)
Cash used in investing activities	(23.3)	(82.9)	(161.1)

Cash transactions

The following amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the financial statements due to accruals.

		Years ended December 31
(in millions of Canadian dollars)	2006	2005	2004
Income taxes paid	$81.7	$39.9	$21.1
Interest paid	$18.0	$9.9	$13.3

16.  RELATED PARTY TRANSACTIONS

Elk Valley Coal has entered into agreements with Teck Cominco, its managing partner, for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to Teck Cominco at market prices. The Trust’s share of related party revenues for 2006 were $4.9 million (2005 - $3.1 million; 2004 - $3.1 million). Expenses paid to Teck Cominco were recorded at the exchange amounts, the Trust’s share of which was $0.5 million in 2006 (2005 - $1.0 million; 2004 - $1.0 million).  These related party expenses include cost of sales of $0.2 million (2005 - $0.7 million; 2004 - $0.7 million) and selling, general and administration expense of $0.3 million (2005 – $0.3 million; 2004 - $0.3 million). Related party accounts receivable and accounts payable with Teck Cominco at December 31, 2006 were $0.4 million (2005 - $0.4 million) and $nil (2005 - $0.1 million), respectively.

In the normal course of operations Elk Valley Coal makes shipments of coal through Neptune Terminals on a cost of service basis. The Trust’s share of these costs are included in transportation costs and totalled $13.1 million during 2006 (2005 - $9.4 million; 2004 - $8.7 million). Related party accounts receivable and accounts payable with this entity at December 31, 2006 were $0.6 million (2005 - $0.2 million) and $0.5 million (2005 - $1.1 million), respectively.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  • 68

17.  SEGMENT INFORMATION

The Trust had two operating segments at the end of 2006, Elk Valley Coal and NYCO.

Elk Valley Coal’s principal activities are the mining and processing of metallurgical coal for export. Goodwill of $12.9 million (2005 - $21.6 million) is included in the assets of the Elk Valley Coal segment. Certain items, such as hedging gains and losses and mineral taxes recorded in Fording LP, but related to Elk Valley Coal, are included in that segment.

NYCO mines and processes wollastonite and other industrial minerals at two operations in the United States and one operation in Mexico.

The Trust’s reportable segments are distinct strategic business units that offer different products and services. They are managed separately due to the different operational and marketing strategies required for each segment. Information by segment is provided in the following tables.

	Elk Valley Coal				NYCO
(millions of Canadian dollars)	2006	2005	2004	2006	2005	2004
Earnings
Revenues
Canada domestic	$54.2	$65.8	$42.0	$-	$-	$-
Canada export	1,744.0	1,764.1	1,076.1	-	-	-
Foreign	-	-	-	47.1	44.9	49.1
	1,798.2	1,829.9	1,118.1	47.1	44.9	49.1
Cost of product sold	(532.3)	(469.2)	(428.2)	(29.1)	(28.2)	(26.2)
Transportation	(500.3)	(510.2)	(442.2)	(8.7)	(7.3)	(7.0)
Selling, general and administration	(23.4)	(17.2)	(20.3)	(4.1)	(4.3)	(5.2)
Depreciation and depletion	(49.2)	(47.5)	(53.0)	(3.7)	(4.4)	(5.0)
Income from operations	693.0	785.8	174.4	1.5	0.7	5.7
Interest expense	(2.5)	(0.9)	(1.1)	0.1	-	(0.1)
Other income (expense)	(34.6)	18.7	12.6	(52.6)	(0.3)	0.5
Corporate reorganization	-	-	-	-	-	-
Income tax (expense) reversal	(84.4)	34.4	15.4	6.0	(0.5)	(2.4)
Net income (loss)	$571.5	$838.0	$201.3	$(45.0)	$(0.1)	$3.7
Assets Employed
Canadian	$878.1	$954.5	$785.9	$-	$-	$-
Foreign	-	-	-	36.5	88.9	95.0
Total	$878.1	$954.5	$785.9	$36.5	$88.9	$95.0
Capital Expenditures
Canadian	$29.2	$118.8	$71.6	$-	$-	$-
Foreign	-	-	-	1.6	1.9	1.2
Total	$29.2	$118.8	$71.6	$1.6	$1.9	$1.2

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  • 69

		Corporate			Total
(millions of Canadian dollars)	2006	2005	2004	2006	2005	2004
Earnings
Revenues
Canada domestic	$-	$-	$-	$54.2	$65.8	$42.0
Canada export	-	-	-	1,744.0	1,764.1	1,076.1
Foreign	-	-	-	47.1	44.9	49.1
	-	-	-	1,845.3	1,874.8	1,167.2
Cost of product sold	-	-	-	(561.4)	(497.4)	(454.4)
Transportation	-	-	-	(509.0)	(517.5)	(449.2)
Selling, general and administration	(9.9)	(9.2)	(7.3)	(37.4)	(30.7)	(32.8)
Depreciation and depletion	(0.2)	(0.4)	(2.7)	(53.1)	(52.3)	(60.7)
Income (loss) from operations	(10.1)	(9.6)	(10.0)	684.4	776.9	170.1
Interest expense	(16.3)	(10.4)	(11.6)	(18.7)	(11.3)	(12.8)
Other income (expense)	(2.2)	10.9	4.2	(89.4)	29.3	17.3
Corporate reorganization	-	5.4	(37.5)	-	5.4	(37.5)
Income tax expense (reversal)	-	-	-	(78.4)	33.9	13.0
Net income (loss)	$(28.6)	$(3.7)	$(54.9)	$497.9	$834.2	$150.1
Assets Employed
Canadian	$159.2	$139.2	$87.3	$1,037.3	$1,093.7	$873.2
Foreign	-	-	-	36.5	88.9	95.0
Total	$159.2	$139.2	$87.3	$1,073.8	$1,182.6	$968.2
Capital Expenditures
Canadian	$-	$-	$-	$29.2	$118.8	$71.6
Foreign	-	-	-	1.6	1.9	1.2
Total	$-	$-	$-	$30.8	$120.7	$72.8

The accounting policies used in these operating segments are the same as those described in the summary of significant accounting policies in note 2.

The NYCO segment includes the $52.5 million pre-tax write-down described in note 19 and the $6.7 million future income tax reversal that resulted from the write-down.

The number of customers who account for greater than 10% of revenues for the Elk Valley Coal segment are as follows:

		Years ended December 31
(millions of Canadian dollars)	2006	2005	2004
Number of customers contributing greater than 10%
of metallurgical coal segment revenues	1	1	1
% of revenue from these customers	10.7%	10.2%	10.2%

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  • 70

Revenues generated from customers located in Japan represented 28% of total revenues for the Elk Valley Coal segment in 2006 (2005 - 27%; 2004 - 25%).  Revenues generated from customers located in South Korea represented nearly 10% of total revenues for Elk Valley Coal in 2006 (2005 - 11%; 2004 - 12%).

Economic dependence

Substantially all of Elk Valley Coal’s export coal is transported to customers and port facilities by one railway company for which there are currently no cost effective alternatives.  Most of the Elk Valley Coal’s export sales were loaded through one port facility, for which there are currently no cost-effective alternatives. In addition, interruption of rail or port services would significantly limit Elk Valley Coal’s ability to operate.

18.  UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The consolidated financial statements of the Trust have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The material differences between Canadian and United States GAAP (U.S. GAAP) relating to measurement and recognition are explained below, along with their effect on the Trust’s statements of consolidated income and consolidated balance sheets. There are no material differences on the consolidated statements of cash flow. Certain additional disclosures as required under U.S. GAAP have not been provided as permitted by the rules of the Securities and Exchange Commission (SEC).

Joint ventures

U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP. The Trust has elected to use this accommodation and therefore, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Trust’s interests in joint ventures is presented in note 15. There are no material differences between the information in note 15 prepared under Canadian GAAP and U.S. GAAP.

Consolidated statement of cash flows

Under U.S. GAAP, the separate subtotal within operating activities would not be presented.

A) Derivative instruments and hedging

FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133) requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair values of derivatives are recognized in current period net income unless hedge accounting is elected and specific hedge accounting criteria are met. Through December 31, 2006, the Trust has designated all foreign exchange forward contracts entered into after January 1, 2002 as hedges under FAS 133 and utilized hedge accounting for those contracts. Foreign exchange forward contracts designated as hedges do not impact current period net income under either U.S. or Canadian GAAP. On January 1, 2007, the Trust will adopt CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Section 3865, Hedges, which will bring Canadian GAAP substantially in line with U.S. GAAP on this matter on a prospective basis.  Effective January 1, 2007, the Trust will no longer designate the foreign exchange forward contracts as hedges under FAS 133 or under Canadian GAAP.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  • 71

B) Start-up costs

U.S. GAAP requires that expenses associated with the start-up of an operation be recognized in income during the period that the costs are incurred. Under Canadian GAAP, start-up costs are capitalized and amortized over future periods.

C) Employee future benefits

For 2004 and 2005, in accordance with FASB Statement No. 87, Employers’ Accounting for Pensions, (FAS 87) an additional pension liability was recorded for under funded pension plans representing the excess of unfunded accumulated benefit obligations over the pension assets. The increase in liabilities required for U.S. GAAP was charged or credited to other comprehensive income net of related income taxes, as applicable.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158). FAS 158 requires an employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The provisions of FAS 158 are effective for the Trust for U.S. GAAP purposes as of December 31, 2006.  Under FAS 158, the funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation.  For a pension plan, the benefit obligation is the projected benefit obligation; for any other post retirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated post retirement benefit obligation.  The adoption of FAS 158 does not change the calculation of periodic pension expense under U.S. GAAP. The $1.7 million decrease in the minimum pension liability calculated under FAS 87 for 2006 was credited to other comprehensive income.  In accordance with the transition provisions of FAS 158, the $38.6 million increase in liabilities required under U.S. GAAP for 2006 was charged directly to the ending balance of accumulated other comprehensive income as at December 31, 2006.

D) Comprehensive income

FASB Statement No. 130, Reporting Comprehensive Income, requires the disclosure, as other comprehensive income, of the change in equity from transactions and other events from non-owner sources during the period. Canadian GAAP does not currently require similar disclosure. Other comprehensive income arose from foreign currency translation, minimum pension liability adjustments and unrealized gains or losses on derivative financial instruments designated in a cash flow hedging relationship.  On January 1, 2007, the Trust will adopt CICA Handbook Section 1530, Comprehensive Income, which will bring Canadian GAAP substantially in line with U.S. GAAP on this matter on a prospective basis.

E) Production-phase deferred stripping costs

FASB EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, addresses the issue of accounting for the cost of stripping activities during the production phase of a mine. On this issue, the task force reached a consensus that all production-phase stripping costs should be included in the costs of inventory produced and extracted from the mine.  The EITF was adopted on a retroactive basis by the Trust for U.S. GAAP reporting purposes in the year ended December 31, 2006.  The Trust did not defer any stripping costs in 2006.   With respect to these stripping costs deferred in prior years, the EITF provides the option of either restating prior periods or recording the write-off of the deferred stripping costs as a cumulative effect charge to opening accumulated earnings.  The Trust has elected to record a cumulative effect charge to the January 1, 2006 opening balance of accumulated earnings for U.S. GAAP purposes of $34 million, which is net of future taxes of $5 million, to reflect the new accounting rules.  For Canadian GAAP purposes, the balance of these deferred stripping costs from prior years will remain on the balance sheet and continue to be depleted for Canadian GAAP purposes using a unit-of-production method based upon the proven and probable mineral reserves.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  • 72

F) Write-down of NYCO

The $52.5 million pre-tax write-down of NYCO’s capital assets described in note 19 was calculated based on the net book value of NYCO as of December 31, 2006.  The net book value of NYCO for U.S. GAAP reporting purposes was $3.1 million lower than the net book value under Canadian GAAP due to NYCO pension liabilities that were recorded for U.S. GAAP reporting purposes under FAS 158.  Accordingly, the write-down of NYCO’s capital assets would be $3.1 million lower under U.S. GAAP than it was under Canadian GAAP.

Net income is reconciled from Canadian to U.S. GAAP in the following manner:

			Years ended December 31
(millions of Canadian dollars)	REF	2006	2005	2004
Net income - Canadian GAAP		$497.9	$834.2	$150.1
Increased (decreased) by
Derivative instruments - foreign exchange
forward contracts	A	(11.8)	(23.2)	(27.5)
Start-up costs	B	0.2	0.8	(3.9)
Production-phase deferred stripping costs	E	1.3	-	-
Write-down of NYCO	F	3.1	-	-
Income tax (expense) recovery		(0.2)	40.1	12.7
Net income - U.S. GAAP		$490.5	$851.9	$131.4
Other comprehensive income
Employee future benefits
(net of tax of $nil in 2006 and 2005; 2004 - $2.5)	C	$1.7	$(13.4)	$(3.7)
Unrealized gain (loss) on derivative
instruments - foreign exchange forward contracts
(net of tax of $nil in 2006 and 2005; 2004 - $7.9)	A	(51.5)	(34.2)	11.7
Foreign currency translation adjustments	D	4.1	(2.6)	5.9
Comprehensive income		$444.8	$801.7	$145.3
Basic and diluted earnings per unit		$3.34	$5.45	$1.00

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  • 73

Had the consolidated balance sheets been prepared under U.S. GAAP, the balances would have been higher (lower) under U.S. GAAP as follows:

	as at December 31
(millions of Canadian dollars)	REF	2006	2005
Assets
Current assets
Derivative instruments - foreign exchange forward contracts	A	$-	$54.0
Non-current assets
Capital assets
Start-up costs	B	(2.8)	(3.1)
Production-phase deferred stripping costs	E	(37.8)
Write-down of NYCO	F	3.1	-
Derivative instruments - foreign exchange forward contracts	A	-	4.8
Accrued pension benefit	C	(14.3)	-
Total assets		$(51.8)	$55.7
Liabilities and unitholders' equity
Current liabilities
Derivative instruments - foreign exchange forward contracts	A	4.5	-
Non-current liabilities
Employee future benefits	C	49.2	26.6
Future taxes	E	(4.9)	-
		48.8	26.6
Unitholders' equity
Foreign currency translation account	D	(9.0)	(4.9)
Accumulated other comprehensive income	C,D	(83.0)	1.3
Accumulated earnings	E	(8.6)	32.7
		(100.6)	29.1
Total liabilities and uniholders' equity		$(51.8)	$55.7

Recent and upcoming changes in U.S. accounting principles

Income taxes

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Trust will adopt FIN 48 effective January 1, 2007 for U.S. GAAP purposes.  Under Canadian GAAP, there is currently no accounting standard specifically on this matter.  The Trust is currently evaluating the impact of this new U.S. accounting standard.

Fair Value Measurements

In September 2006, the FASB issued FASB Statement 157, Fair Value Measurements (FAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, FAS 157 does not require any new fair value measurements, however; for some entities, its application will change current practice. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Trust will adopt this standard in the first quarter of 2008 and is in the process of assessing the impact of adopting this standard on the consolidated balance sheet and statement of income.

19.  SUBSEQUENT EVENT

In February 2007, the Trust reached a non-binding agreement in principle for the sale of NYCO. Proceeds are US$35 million ($40 million), subject to certain adjustments, including an adjustment for changes in working capital through the closing date. The agreement provided evidence that the fair value of the NYCO segment was less than its net book value as of December 31, 2006. Accordingly, a $45.8 million after tax write-down of NYCO’s book value was recorded as of December 31, 2006. The write-down was recorded as a reduction in NYCO’s capital assets of $52.5 million, which was partially offset by a future income tax reversal for NYCO of $6.7 million. The Trust will account for NYCO as a discontinued operation beginning in the first quarter of 2007.

Notes to Audited Consolidated Financial Statements                                                                                                                 2006 Annual Review  • 74

SUPPLEMENTARY UNITHOLDER INFORMATION

Supplementary Unitholder Information                                                                                                          2006 Annual Review  •  75

UNITHOLDER INFORMATION

Total units outstanding at December 31, 2006 – 147.0 million

Market capitalization at December 31, 2006 - $3.7 billion

TSX TRADING HISTORY ($, except unit volume)

2006	Q1	Q2	Q3	Q4	Total
High	49.93	45.09	35.88	29.65	49.93
Low	40.20	32.50	27.24	21.50	21.50
Close	44.25	35.25	29.56	24.05	24.05
Volume (000s)	26,534	19,865	16,190	35,506	98,095

2005	Q1	Q2	Q3	Q4	Total
High	37.10	37.89	50.90	40.85	50.90
Low	36.37	37.33	49.50	40.00	36.37
Close	36.96	37.39	49.57	40.22	40.22
Volume (000s)	24,349	26,147	29,313	29,385	109,194

NYSE TRADING HISTORY ($, except unit volume)

2006	Q1	Q2	Q3	Q4	Total
High	43.17	39.63	31.90	26.52	43.17
Low	34.58	29.57	24.30	18.90	18.90
Close	37.99	31.70	26.53	20.75	20.75
Volume (000s)	67,577	60,552	57,205	101,338	286,672

2005	Q1	Q2	Q3	Q4	Total
High	30.66	30.83	43.75	35.06	35.06
Low	30.00	30.21	42.57	34.16	30.00
Close	30.63	30.73	42.57	34.57	34.57
Volume (000s)	69,495	71,302	82,916	103,390	327,102

CASH DISTRIBUTIONS HISTORY (CDN$)

	Q1	Q2	Q3	Q4	Total
2006	1.40	1.00	0.80	0.95	4.15
2005	0.43	0.93	1.80	1.60	4.76
2004	0.33	0.33	0.37	0.43	1.46
2003	0.33	0.50	0.33	0.33	1.49
Total since inception					11.86

Please contact Computershare Trust Company of Canada as listed on the inside back cover of this report for information about:

• Distribution cheques	• Transfer of units	• Electronic delivery of unitholder documents
• Trust unit certificates	• Duplicate mailings	• Change of address

Supplementary Unitholder Information                                                                                                          2006 Annual Review  •  76

UNITHOLDER TAX INFORMATION

The following is a summary only and is qualified in its entirety by the description of the Canadian and United States federal income tax and foreign tax considerations contained on pages 68 through 76 of the Management Information Circular dated March 31, 2006. Unitholders should also consult their tax advisers for advice relevant to their particular circumstances.

Based on the current provisions of the Canadian Tax Act, the units are qualified investments for registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs), deferred profit sharing plans (DPSPs) and registered education savings plans (RESPs).

Prior to the end of March of the year following the tax year, Computershare will prepare and provide all unitholders that received distributions during a calendar year a T3 - Statement of Investment Income for Canadian income tax purposes.

CANADIAN UNITHOLDERS

For unitholders resident in Canada, income regularly distributed by the Trust will generally be treated as ordinary income from property except where the income is sourced from capital gains realized by the Trust or from dividends received by the Trust. In these cases, the Trust intends to make appropriate designations in its tax returns so that the capital gains or dividends will retain their character when distributed to unitholders and will be subject to income tax accordingly.

Distributions to unitholders made in a year that are greater than the net income of the Trust for the year will not be included in unitholders’ income but will be considered a return of capital and a reduction of the adjusted cost base of the units.

U.S. UNITHOLDER TAX INFORMATION

The Trust has made an election to be taxed as a corporation for U.S. tax purposes. Accordingly, distributions by the Trust, including any special distributions, will be considered foreign-source dividend income to the extent paid out of current or accumulated earnings and profits of the Trust, determined under U.S. income tax principles, reportable on a Form 1099. Providing that applicable holder-level requirements are met, these distributions are “qualified dividends,” eligible for taxation at reduced rates under U.S. federal income tax legislation.

Distributions by the Trust to U.S. unitholders are generally subject to Canadian withholding tax of 15%. U.S. unitholders are advised to seek advice from their tax advisor for the tax treatment of distributions.

CANADIAN TAX INFORMATION FOR NON-RESIDENT UNITHOLDERS

Distributions by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or convention. Unitholders who are not residents of Canada for income tax purposes are advised to seek advice from a tax advisor in their country of residence for the tax treatment of distributions.

Supplementary Unitholder Information                                                                                                          2006 Annual Review  •  77

GLOSSARY

BANK CUBIC METRE (BCM): A volumetric term commonly used in coal mining to define a cubic metre of rock or material in situ before it is drilled and blasted.

BROWNFIELD SITE: An existing mine with facilities in place for natural resource extraction.

CLEAN COAL: Coal that has been sized, washed and dried in preparation for shipment to customers. Washing coal removes impurities such as rock and ash.

COAL YEAR: The 12-month period typically from April 1 to March 31 that defines the term over which coal prices are typically contracted between steel mills and metallurgical coal producers.

COKE: De-volatilized coal, coke is a hard, dry carbon substance produced by heating coal to extremely high temperatures in a coke oven in the absence of oxygen. Coke is used as a reductant in the blast furnace and in foundries in the manufacture of iron and steel.

COKING COAL: Coal from which coke is produced.

DEPOSIT: A natural occurrence or accumulation of mineral material.

FOB: Free on board stipulates that the seller is to deliver the goods on board the vessel free of cost to the buyer at the port named in the sales contract.

GREENFIELD SITE: Undeveloped land with economic mineral reserves suitable for the development of a mine.

HAUL DISTANCE: The one-way distance trucks travel to move overburden.

IN SITU: In the ground, undisturbed.

METALLURGICAL COAL: Various grades of coking coal and pulverized coal injection (PCI) coals that are injected into the blast furnace.

MINE PRODUCTIVITY: A measure of efficiency, stated in volume of rock and coal moved per eight-hour manshift.

OPEN-PIT: A mine or excavation open to the surface.

OVERBURDEN: The layers of soil and rock covering a mineral deposit.

PLANT PRODUCTIVITY: A measure of the overall efficiency of the entire minesite including mine, wash plant and other minesite services, stated as the amount of clean coal produced per eight-hour manshift.

RECLAMATION: The restoration of land and environmental values to a mining site after coal is extracted. The process commonly includes recontouring or reshaping land to its approximate original appearance, restoring topsoil and planting native grasses, trees and ground covers.

STRIP RATIO: Measured by BCM per tonne of clean coal produced, the strip ratio states the volume of rock that must be moved for each metric tonne of clean coal produced.

SURFACE MINING: Mining near or at the surface, usually where overburden can be economically removed.

UNIT TRAIN: A train of 110 to 125 rail cars in length. A typical unit train can carry more than 13,000 tonnes of coal.

YIELD: The percentage of clean coal that is produced from the raw coal processed at the wash plant.

Supplementary Unitholder Information                                                                                                          2006 Annual Review  •  78

FORDING CANADIAN COAL TRUST — 5-YEAR SUMMARY

(millions of Canadian dollars, except volume and per unit amounts)	2006	2005	2004	2003	2002

ELK VALLEY COAL
Coal production (millions of tonnes)	13.1	15.4	15.2	14.4	13.3
Coal sales (millions of tonnes)	13.6	14.5	15.3	15.3	12.3
Average U.S.$ coal price per tonne	$ 113.10	$ 99.30	$ 52.20	$ 44.50	$ 44.20
Average CDN$ coal price per tonne	$ 132.50	$ 126.40	$ 73.10	$ 64.60	$ 66.00

Revenues	$ 1,798.2	$ 1,829.9	$ 1,118.1	$ 995.6	$ 813.8
Cost of product sold	(532.3)	(469.2)	(428.2)	(422.0)	(310.7)
Transportation	(500.3)	(510.2)	(442.2)	(378.4)	(318.4)
Selling, general and administrative	(23.4)	(17.2)	(20.3)	(14.9)	(8.6)
Depreciation and depletion	(49.2)	(47.5)	(53.0)	(53.0)	(51.6)

Income from operations	693.0	785.8	174.4	127.3	124.5

NYCO
Sales (thousands of tonnes)	101	90	82	75	84
Average U.S.$ price per tonne	$ 387	$ 388	$ 424	$ 429	$ 373
Average CDN$ price per tonne	$ 438	$ 470	$ 559	$ 602	$ 586

Revenues	$ 47.1	$ 44.9	$ 49.1	$ 48.1	$ 55.7
Cost of product sold	(29.1)	(28.2)	(26.2)	(26.8)	(30.8)
Transportation	(8.7)	(7.3)	(7.0)	(6.2)	(7.9)
Selling, general and administrative	(4.1)	(4.3)	(5.2)	(5.6)	(6.7)
Depreciation and depletion	(3.7)	(4.4)	(5.0)	(5.7)	(10.7)

Income (loss) from operations	1.5	0.7	5.7	3.8	(0.4)

FORDING CANADIAN COAL TRUST
Revenues	$ 1,845.3	$ 1,874.8	$ 1,167.2	$ 1,043.5	$ 869.5
Income from operations	684.4	776.9	170.1	123.1	115.3
Net income (loss)	497.9	834.2	150.1	240.9	(71.9)
Net income before unusual items, future income taxes and discontinued operations	584.7	704.4	145.5	91.5	67.5

Cash flows from operating activities before non-cash working capital	652.2	755.8	207.1	138.4	140.3
Capital expenditures	30.8	120.7	72.8	20.4	51.5

Basic and diluted earnings (loss) per unit:[1]
Net income (loss)	3.39	5.67	1.03	1.69	(0.47)
Net income (loss) before discontinued operations	3.39	5.67	1.03	1.14	(0.59)
Net income (loss) before unusual items, future income taxes and discontinued operations	3.98	4.79	1.00	0.64	0.44

Cash available for distribution	617.8	721.6	182.2	118.9	-
Distributions declared	610.2	700.6	213.5	210.3	-
Dividends declared	-	-	-	-	28.2

Working capital	126.9	55.5	58.2	116.3	161.7
Total assets	1073.8	1,182.6	968.2	999.4	909.4

Total long-term debt	312.5	215.2	205.2	306.9	135.0
Net debt	167.9	115.1	140.7	254.1	136.1
Unitholders’ equity	306.7	414.7	282.0	250.9	448.7

1 The terms ‘unit’ and ‘share’ are used interchangeably

Supplementary Unitholder Information                                                                                                          2006 Annual Review  •  79

TRUST INFORMATION

TRUSTEES OF FORDING CANADIAN COAL TRUST

Mr. M.A. Grandin

Chairman, Fording Canadian Coal Trust

Dr. L.I. Barber, C.C.

Mr. M.S. Parrett [1,2]

Mr. D.A. Pether

Mr. H.G. Schaefer, F.C.A.[1,2]

Mr. P. Valentine, F.C.A.[1,2]

Mr. J.B. Zaozirny, Q.C.[2]

DIRECTORS OF FORDING (GP) ULC

Mr. M.A. Grandin

Chairman

Mrs. D.L. Farrell [5]

Mr. D.R. Lindsay

Mr. R.T. Mahler [3,4,5]

Dr. T.J. O’Neil [4,5]

Mr. M.S. Parrett [3,4]

Mr. L.I. Prillaman

Mr. H.G. Schaefer, F.C.A.[3,4]

Mr. D.A. Thompson

1  Member of Trust Audit Committee

2  Member of Trust Governance Committee

3  Member of Fording (GP) ULC Audit Committee

4  Member of Fording (GP) ULC Governance Committee

5  Member of Fording (GP) ULC Environmental, Health
   and Safety Committee

AUDITORS

PricewaterhouseCoopers LLP

Calgary, Alberta, Canada

2007 ANNUAL AND SPECIAL MEETING

Tuesday, May 1, 2007

11:00 a.m. MST

The Fairmont Palliser Hotel, Alberta Room

133 – 9th Avenue SE

Calgary, Alberta, Canada

OFFICERS OF FORDING CANADIAN COAL TRUST AND FORDING (GP) ULC

Mr. M.A. Grandin

CEO

Mr. B. Payne

President

Mr. R.J. Brown

Vice President and Chief Financial Officer

Mr. J.F. Jones

Vice President, Human Resources and Legal Affairs

Mr. M.D. Gow

Controller

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

100 University Avenue, 9th Floor
Toronto, Ontario, Canada
M5J 2Y1

Phone: 1-800-340-4905

Email: service@computershare.com

STOCK EXCHANGE LISTINGS

Toronto (TSX): FDG.UN

New York (NYSE): FDG

HEAD OFFICE

Fording Place

1000, 205 - 9th Avenue SE

Calgary, Alberta, Canada

T2G 0R3

Telephone: (403) 264-1063

Facsimile: (403) 264-7339
Website: www.fording.ca

ANALYST, INVESTOR AND MEDIA INQUIRIES

Investor Relations

Phone: (403) 264-1063

Fax: (403) 264-7339
Email: investors@fording.ca

Supplementary Unitholder Information                                                                                                          2006 Annual Review  •  80

FORDING CANADIAN COAL TRUST

Fording Place

1000, 205 – 9th Avenue SE

Calgary, Alberta, Canada

T2G 0R3

PHONE: (403) 264-1063

FAX: (403) 264-7339

EMAIL: investors@fording.ca

WEBSITE: www.fording.ca